PE 1/10/2014

14005738

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 11 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-11-14

Christopher A. Van Tuyl
Rayonier Inc.
chris.vantuyl@rayonier.com

Re: Rayonier Inc.
Incoming letter dated January 10, 2014

Dear Mr. Van Tuyl:

This is in response to your letter dated January 10, 2014 concerning the shareholder proposals submitted to Rayonier by Altamaha Riverkeeper and Jane Fraser Fulcher. We also have received a letter on the proponents' behalf dated February 19, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 11, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rayonier Inc.
Incoming letter dated January 10, 2014

The first proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board. The second proposal requests that the board provide a report to shareholders that describes how the company manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill.

We are unable to concur in your view that Rayonier may exclude the first or second proposal under rule 14a-8(c). Accordingly, we do not believe that Rayonier may omit the first or second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Rayonier may exclude the first proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Rayonier may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Rayonier may exclude the first or second proposal under rule 14a-8(i)(4). We are unable to conclude that the proposals relate to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposals are designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Rayonier may omit the first or second proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Rayonier may exclude the second proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Rayonier's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Rayonier may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

February 19, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Response to Rayonier, Inc. No-Action Request

Ladies and Gentlemen:

I write in regard to two shareholder proposals that were the subject of a No-Action request initiated January 10, 2014 by Rayonier, Inc. ("Rayonier," "RYN" or "Company"). Each of the proposals in question was submitted by Investor Voice, SPC ("Investor Voice") on behalf of two different proponents, Jane Fraser Fulcher ("Fulcher," "Proponent" or, collectively, "Proponents") and the Altamaha Riverkeeper ("Riverkeeper," "Proponent" or, collectively, "Proponents").

Please note that this Response may occasionally refer to the two Proponents collectively. This is made necessary because the Company references them together in several of its arguments (inappropriately, we felt). Despite our occasional use of this collective language, each Proponent is a separate and independent person/entity and hired Investor Voice independently to represent them and file proposals on their behalf.

This Letter of Response ("Response") is submitted on behalf of each Proponent by Investor Voice, the designated representative for each Proponent in this matter. Both Jane Fulcher and the Altamaha Riverkeeper are long-term beneficial owners of shares of common stock of Rayonier, Inc.

The No-Action Letter, two Proposals, and related materials are attached hereto as Exhibits 1-4.

Pursuant to Staff Legal Bulletin No. 14D (CF), this Response is filed via e-mail. Also, in accordance with Rule 14a-8(j), a copy has been contemporaneously sent to Christopher Van Tuyl, Associate General Counsel and Corporate Secretary, Rayonier, Inc.

(A)
OVERVIEW

The Company has made four assertions in favor of exclusion, suggesting:

A. That the two Proponents – one an individual and the other a Not-for-Profit organization – are actually one-and-the-same.

B. That the two Proponents – though the Proposals deal, respectively, with critical issues of management foresightedness and risk to profitability, and important considerations of sound corporate governance – each act in regard to a personal claim or grievance, each on topics that are of no concern to shareholders at large.

C. That the Fulcher Proposal – though it is in regard to activities that may threaten roughly 2/3 of Rayonier's total revenues – constitutes "ordinary business" and is not worthy of consideration by shareholders at large.

D. That the Riverkeeper Proposal – which is in relation to one of the most recognized and important issues of good corporate governance – is somehow "vague and indefinite."

In the matter of No-Action requests, the burden of proof lies squarely on the Company to prove that the proposal is excludable. Rule 14a-8(g). In this Response it will be seen that Rayonier fails to carry this burden, and that their No-Action request should be denied.

In contrast, in regard to the two Proponent resolutions, it will be clearly demonstrated that:

1. The Proponents are independent, and not "alter egos" of each other.

2. The issues raised by each Proposal – far from representing a "personal claim or grievance" – are of significant importance to all shareholders.

3. The significant policy issue raised (pollution) and clear nexus to the Company in the subject matter addressed by the Fulcher Proposal lift it decidedly out of the realm of "ordinary business."

4. The Riverkeeper Proposal is not vague. The request is described by proxy reporting services as being a "Hot Ask" corporate governance trend. Its intent and message – far from being "vague and indefinite" – has been clearly heard and understood in Boardrooms throughout America, and will be equally comprehensible and compelling to fellow Rayonier shareholders.

5. Each Proposal is clear, accurate, factually correct, and not "vague" or "indefinite."

6. In its no-action request, the Company does not dispute the core claims of either Proposal:

   - That its current environmental performance lags competitors, and may subject substantial revenue streams to impairment or risk.

   - That combining the CEO and Board Chair functions (as Rayonier does) has been shown to lower financial performance.

(B)
FULCHER & RIVERKEEPER ACT INDEPENDENTLY

The Company would have Staff believe that the Altamaha Riverkeeper and Jane Fulcher – a Non-Profit and an individual – are actually the same Proponent, that one "controls" or is the "alter ego" of the other.

The Company commences its argument by presenting as already-established fact something that the No-Action Letter purportedly seeks to prove: "Given the concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher" (Exhibit 1, page 3, lines 25-26).

The Securities Exchange Act Release No. 34-12999, November 22, 1976 ("1976 Release") reads: "the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons **whose securities they control** submit two proposals each in their own names" (emphasis added).

Elsewhere the 1976 Release discussion includes: "The staff has indicated the proponents will be treated as one proponent for purposes of the one-proposal limit when an issuer establishes that one proponent is the '**alter ego**' of another proponent or that one proponent possesses '**control**' over the shares owned of record, or beneficially, by another proponent" (emphases added).

Thus, the Release that the Company relies upon establishes a standard by which proponents will be evaluated as to whether they act independently, or not; and that determining factor involves the "securities they control." Determinations where this kind of "control" has been cited for disallowing proposals have included unions, and familial circumstances such as custodial accounts, where one party (a parent) was deemed to be in "control" of the shares of their children.

Rule 14a-(8)(c) is construed strictly so that, for instance, where a father and a son both filed proposals, the absence of any evidence of control of the son by the father did not lead to exclusion. *Virtual Radiologic Inc.* (March 9, 2010). Similarly, the assertion that an advocate who filed multiple proposals on behalf of "nominal" proponents was an alter ego, or in control, was rejected in *AT&T* (February 19, 2008).

To extend Rule 14a-8(c) to the present circumstance would mean that shareholders concerned with an array of managerial issues at a particular company might be understood to engage in "concerted action," which would lead to a conclusion that shareholders concerned with failures of management at a particular company would be required to avoid all communication or coordination prior to filing proposals.

It is apparent that Ms. Fulcher does not "control" the securities of the Riverkeeper (a non-profit organization with its own Board, finance committee, and Treasurer), and that the Riverkeeper does not "control" the securities of Ms. Fulcher, an individual person. Indeed, the Company has provided no evidence of such control.

Following this, the Company next cites *Pacific Enterprises* (avail. February 12, 1996) and *Consolidated Freightways. Inc.* (without further citation) as justification for excluding multiple proposals; but neither determination is relevant because each involves union members engaged in "collective bargaining negotiations" and a "corporate campaign" (respectively). Two aspects of these determinations clearly distinguish them from the circumstances at hand: (1) a union member has a legal, financial, and contractual relationship with his or her union – with a clear "unity of interest" as well as a "control" element as a result – and (2) the union has a fixed and clearly defined legal relationship with the particular company at which it is based.

- Neither Ms. Fulcher nor the Riverkeeper have any kind of contractual obligation or relationship with each other, and neither has any kind of contractual relationship with Rayonier, Inc.

The Company then notes that the Riverkeeper sent it in 2013 a notice of intent to sue (something that the organization did once before in 2008, but never followed through on). What happens next is quite interesting. The Company, which earlier had cited the venerable 1976 Release and two determinations whose facts or outcomes bore no similarity to the Proponents or Proposals at hand, then mentioned receiving the notice of intent, and proceeded to grandly bundle these discordant elements into one sweeping conclusion:

"Rayonier believes that both Proposals represent a coordinated effort by the Altamaha Riverkeeper, the true proponent, and that Ms. Fulcher worked in concert with the Altamaha Riverkeeper to submit the Fulcher Proposal" (Exhibit 1, page 4, lines 22-25).

The Company marshals as evidence five bullet-pointed items, which it suggests "illustrate the concerted action and unity of interest" of the two Proponents; however, it will be seen that these items fail to support the Company's ambitious and hopeful contentions.

Discussing the five bullet points ("items"), in order:

Bullet point 1 (Exhibit 1, page 4, lines 30-37) relates to a 2007 legal action against the U.S. Army Corps of Engineers.

However, this legal action:

- Did not involve Rayonier in any way.
- Is six years (more than a half decade) old and out-of-date.

The Company appears to assume (rather fantastically, perhaps) that Ms. Fulcher's use of an attorney, one time, more than six years ago, inextricably links her to any future action that attorney may take; specifically, to a *threatened* action that took place more than six years after the fact.

Bullet point 2 (Exhibit 1, page 4, lines 38-41) commences with: "Rayonier believes that Ms. Fulcher is currently an **active and participating** member of the Altamaha Riverkeeper" (emphasis added).

- As with Item 1 above, the Company's basis for this supposition is a 2007 datapoint that is more than six years old.

  It is not reasonable to consider a single six-year-old instance as evidence for current-day "participation."

- Further, the Company fails to define its use of the word "participating."

  In terms of a non-profit membership organization, being "active" usually entails no involvement whatsoever. As everyone knows, making a donation or paying membership dues a single time is often enough to put one on a mailing list for life.

  The ramifications of implementing an approach of the kind contemplated by the Company would be far reaching: for instance, would every one of the 1,000,000+ members of the Sierra Club be precluded from filing a shareholder proposal if the Sierra Club itself filed a proposal?

  The Company inflates the tone of its proclamation by use of this language, but does so improperly and without basis, because it offers no evidence that Ms. Fulcher is "participating" with the Riverkeeper in any meaningful way.

Bullet point 3 (Exhibit 1, page 5, lines 1-2) represents that Ms. Fulcher is a "financial donor" to the Riverkeeper.

- While it appears that a July 2013 e-newsletter names Ms. Fulcher in a list, there is no reference to a dollar amount that qualifies a person for inclusion on this list. However, whether large or whether small, a membership in an organization cannot be deemed to constitute "concerted action."

  We subscribe to newspapers – we give them money. Does that mean either that we agree with everything printed therein, or that we become agents of the publication and that our actions are henceforward at its behest or to its benefit?

  Certainly not. It is equally convoluted to assert that Ms. Fulcher's 2013 membership in the Riverkeeper implies that she not only agrees with each and every one of their actions, but is in some manner beholden to, "controlled" by, or an "alter ego" of them.

It is commonplace for multiple shareholders to have similar interests. For instance, protecting shareholder value is the interest of every shareowner, but between October 18, 2013 and the Company's filing deadline of December 2, 2013 (just 45 days) the Rayonier share price fell from $58.48 to $44.15 (-24.5%), which created quite a "unity of interest" among shareholders, including both Proponents. We do not feel that Staff should view a common concern as grounds for granting no-action.

If the Company were to prevail in its argument that "coordination" of shareholders should lead to exclusion of proposals, this novel theory of exclusion would create quite a slippery slope, inviting all companies to scrutinize and investigate shareholder proposals for signs of so-called coordination. For instance, participation in a coalition of concerned investors which files separate proposals on political spending and pollution could be said to "coordinate," and therefore yield a surprisingly potent new grounds for excluding proposals.

Even a major donor to an organization cannot be said to be controlled by that entity. The Company's attempt here to draw that inference is entirely fallacious.

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Bullet point 4 (Exhibit 1, page 5, lines 3-6) discusses Investor Voice's representation of each Proponent.

- Investor Voice is essentially the nation's only standalone provider of shareholder dialogue / engagement services. However, in doing so it stands in a similar position to shareholders filing proposals as brokers and financial advisors, who often commonly file proposals on behalf of several different clients at a single company.

Bullet point 5 (Exhibit 1, page 5, lines 7-9) made us smile.

- The Company alleges inference between the date it received notification of intent and the timing of receiving the two shareholder Proposals from Investor Voice.

  However, in reporting this, the Company omits the material fact that the shareholder Proposals were each received **on the filing deadline established by the Company** (as are the majority of shareholder filings in corporate America today), and that the filing deadline is the same for all items.

  The date of receipt of the two Proposals is simply a matter of following the filing procedures outlined by SEC Staff.

In summary, the Company has put forward only a single point of meaningful connection between the two Proponents – but one which took place more than six years ago, and that did not involve Rayonier in any way.

None of these elements constitute persuasive, much less compelling, evidence that one Proponent is under the "control" of the other or serves as its "alter ego." Nor does it demonstrate "clear concerted action" as the Company claims.

Thus, the two Proponents should rightfully be seen for what they are: separate entities, acting independently to file two shareholder Proposals which are quite distinct from each other.

In this, we submit that the Company has failed to meet its burden of proof and the No-Action request on these grounds should be denied.

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(C)
PROPOSALS DO NOT RELATE TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if "The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large" (Staff Legal Bulletin No. 14 (CF), July 13, 2001).

The Company cites two determinations, *Crown Central Petroleum Corporation* (avail. March 4, 1999) and *CI Mortgage Group* (avail. March 13, 1981), neither of which is germane to this consideration.

- In *Crown Central Petroleum Corporation* (avail. March 4, 1999), the Staff permitted exclusion of a shareholder proposal under Rule 14a-8(i)(4) when the proponent was involved in a lawsuit against the company, when the real party in interest was a union of which the proponent was a member.

- In *CI Mortgage Group* (avail. March 13, 1981), the Staff stated that in the Commission's view, "it is inappropriate for shareholders involved in litigation with the issuer...to use Rule 14a-8 as a means of furthering that litigation."

As before, two aspects of these determinations clearly distinguish them from the circumstances at hand: **(1)** a union member has a legal and contractual relationship with his or her union – with a clear "unity of interest" as well as a "control" element as a result – and **(2)** the union has a fixed and clearly defined legal relationship with the particular company at which it is based.

Neither Proponent is a member of a union. Furthermore, neither Ms. Fulcher nor the Riverkeeper have any kind of contractual obligation or relationship with each other, and neither has any kind of contractual relationship with Rayonier, Inc.

Both determinations are also linked to the existence of an active lawsuit, which is not the case with either Proponent:

a. Ms. Fulcher has no involvement whatsoever with any past or potential litigation involving Rayonier.

b. The Riverkeeper filed notice of intent in 2008 but did not follow through with a lawsuit. It filed notice again in 2013, but though the 60-day notice period passed nearly a month ago, no lawsuit has been forthcoming. Because there may not be one, neither determination cited relates to the case at hand.

> Even were litigation to come about between the Riverkeeper and the Company, the Riverkeeper's governance Proposal would not further that litigation and relates to a topic of interest widely "shared by the other shareholders at large," so in no fashion can the Proposal be deemed to be forwarding a personal grievance or interest, and should be permitted to go forward.

In contrast to the determinations cited, see *Walt Disney Company* (avail. November 25, 1997) in which the company requested omission of three proposals that would "consider nominating a union representative to its board," "terminate any shareholder rights plan that it has in effect," and "declassify the board of directors." Though put forward by individuals and an entity that the company claimed were acting out of personal grievances and self-interest, the Division denied the company's request for relief on grounds of personal grievance, determining: "In the staff's view, the Company has not met its burden of demonstrating that the proposals were submitted to redress a personal claim or grievance of the proponents. We are unable to conclude from the information submitted **that the proposals were designed to, or otherwise will, <u>uniquely benefit</u> the proponents or further their interests**" (emphases added).

Any proposal that is germane to shareholders at large will naturally also benefit the proponent. This is why the emphasis has been placed on the words "uniquely benefit" when determining applicability of Rule 14a-8(i)(4).

- Once again, the Company resorts to making statements as if factual when they are little more than supposition or conjecture; it flatly states: "both Proposals are part of the latest step in **a campaign of threatened litigation**" (emphasis added) (Exhibit 1, page 5, line 29).

  This overreaching statement is intended to apply equally to Ms. Fulcher, who has never had any involvement with litigation or notice of intent of litigation against the Company; and to the Riverkeeper, that has filed notice twice – with a six-year interval in between – but thus far has never sued.

  This is not a fact pattern that supports the Company's contention of there being a "campaign" against it; rather, it supports a view of the Company as overly reactive, hyper-vigilant, or desperate to keep shareholder-sponsored items out of the 2014 proxy.

  Furthermore, the notice of intent to sue cannot be construed as a personal interest or grievance, but rather reflects the possibility of public-interest litigation to reduce pollution. In telling contrast to a personal grievance (e.g., personal injury lawsuit, union negotiation, etc.), the potential intent to file public-interest litigation would not necessarily separate the interests of the Riverkeeper from the interests of fellow shareholders, many of whom may reside in the region affected by the alleged pollution.

In the next section, headed "Fulcher Proposal," the Company roundly states: "Rayonier strongly believes that... Ms. Fulcher is the nominal proponent for the Altamaha Riverkeeper" (Exhibit 1, page 5, lines 34-35).

The Company then proceeds to list seven bullet points that, notably (given they appear under the header "Fulcher Proposal"), do not reference Ms. Fulcher even once.

The Company commences this section with a false and misleading statement: "The Altamaha Riverkeeper has a long history of public complaints and **litigation against Rayonier**" (emphasis added) (Exhibit 1, page 6, line 3-4).

This is false because the seven instances then cited by the Company often do not involve Rayonier, and litigation has never been pursued.

Taking the seven bullet points ("items") in order:

Bullet point 1 (Exhibit 1, page 6, lines 5-9)

- This citation of an event in 2001 is not only ancient history, it describes how the "Riverkeeper sued the Environmental Protection Division of the Georgia Department of Natural Resources" – which is an independent third party, not Rayonier.

Bullet point 2 (Exhibit 1, page 6, lines 10-13)

- Again, the Riverkeeper submitted comments to the Environmental Protection Division of the Georgia Department of Natural Resources (the "EPD"), which is an independent 3rd party. This did not directly involve Rayonier.

Bullet point 3 (Exhibit 1, page 6, lines 14-16)

- Here the Riverkeeper sent notice of intent to Rayonier. However, that was six years ago and the threatened suit did not materialize.

  Thus, when it wrote that the Riverkeeper had a "long history" of "litigation against Rayonier" the Company can reasonably be seen as engaging in overstatement or exaggeration.

The lack of litigation in 2008 will also have relevance in Item 6 below.

Bullet point 4 (Exhibit 1, page 6, lines 17-23)

- Riverkeeper comments were submitted to a third party, not to Rayonier: "the Altamaha Riverkeeper again submitted comments to the EPD."

Bullet point 5 (Exhibit 1, page 6, lines 24-26)

- A Riverkeeper representative, who was a shareholder, asked a question in the annual shareholder meeting's Q&A period, which was their right.

  Hardly supportive of the phrases "long history" or "litigation."

  Incidentally, the question asked was whether or not the Board had ever visited and seen the container ponds? The Company responded that they had.

Bullet point 6 (Exhibit 1, page 6, lines 27-32)

- The Company wrote: "On November 26, 2013, just two business days before Rayonier's receipt of the Proposals and **as part of what we believe was a coordinated strategy**, the Altamaha Riverkeeper again notified Rayonier in writing that it intends to bring suit for alleged violations of federal and state environmental laws. Again, it has publicized its threatened suit. **Rayonier has every reason to believe that the Altamaha Riverkeeper will follow through on its written and oral promises to file suit**" (emphases added) (Exhibit 1, page 6, lines 27-32).

  The Company again resorts to conjecture: "as part of what we believe was a coordinated strategy."

  The Company claims that it "**has every reason to believe** that the Altamaha Riverkeeper will follow through on its written and oral promises to file suit" (emphasis added). However, Rayonier may not be able to substantiate this claim since the Riverkeeper only once – more than six years ago – filed a notice of intent to sue, then did not follow through (seeming instead to use the action as an opportunity to generate press).

  If history is any guide (and history is the only thing one can properly base precedent on), then the Riverkeeper is actually quite unlikely to sue and the Company's concerns are ill-founded and over-stated.

Bullet point 7 (Exhibit 1, pages 6-7, lines 33-37 & 1-3)

- Item 7 includes additional allegations against the Riverkeeper, and describes a song on YouTube that is linked from the Riverkeeper's website.

  The Company complains that the YouTube lyrics are "disparaging," and asserts in its No-Action Letter that the video "provid[ed] the telephone number of Rayonier's CEO," though the video only displayed the Company's main switchboard line.

  This item neither mentions nor is relevant to Ms. Fulcher.

Rayonier concludes this section with three brash assertions:

1. "Rayonier **strongly believes** that the Fulcher Proposal is a coordinated element of the Altamaha Riverkeeper campaign to force Rayonier to change its effluent discharge practices" (emphasis added) (Exhibit 1, page 7, lines 4-5).

   Well, no. What the Fulcher Proposal does do is ask for a report on managing risk – risks that could impact nearly 2/3 of the Company's revenue stream.

   This type of report is quite commonly requested, voted on, and even published in corporate America today – they largely fall under the rubric of "Sustainability Reporting" – and the best-managed companies find such reports stimulate thinking, protect against risk, and lead to higher and more sustained profitability over time.

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2. "Moreover... if the [Fulcher] proposal were included in the Proxy Materials and approved by Rayonier shareholders, **the Altamaha Riverkeeper would essentially be allowed to require Rayonier to create new discovery materials** to be used against it" (emphasis added) (Exhibit 1, page 7, lines 6-9).

   This statement is untrue, false, and misleading:

   a. Shareholder-sponsored items are precatory. So even were the Fulcher Proposal to win a majority vote (which is exceedingly unlikely, as the Company surely recognizes), the vote would only be advisory in nature.

      Thus, it would put no power into anyone's hands other than the Board's, which could then act, or not act, as it saw fit.

b. As clearly stated in the Fulcher Proposal: the report should be "prepared at reasonable cost and **omitting proprietary information**" (emphasis added) (Exhibit 2, line 2).

Because it would omit proprietary information, such a report (as valuable as they are to shareholders and to management), would be of no use to a litigious non-profit.

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3. "In addition, the language of the Fulcher Proposal **would obligate the Rayonier Board of Directors to directly carry out the requirements of the proposal**, which is **clearly an attempt to draw Rayonier Board members directly into involvement** in the litigation" (emphases added) (Exhibit 1, page 7, lines 10-12)

   This is also false, as referenced above, because shareholder-sponsored items are precatory. Even if the Fulcher Proposal were to win a majority vote, it would only be advisory in nature.

   This statement is also specious, because the Proposal would not require the "Board of Directors to directly carry out the requirements of the proposal." It simply requests that the Board "provide a Report" which, one would naturally expect, if the Board agreed to do would then be delegated to the appropriate people or departments within the Company.

The Company has not cited precedent in support of any of these three interpretations of the Proposal, nor has it demonstrated the existence of any concerted action between Fulcher and the Riverkeeper. There is no evidence either Proposal tries to settle a grievance or is *uniquely* tailored to serve either Proponent's personal interest, and the topics of both are entirely germane to shareholders at large.

The Company has failed to carry the burden of proof, and its No-Action request should be denied.

Next, the Company alleges that the Fulcher Proposal is excludable as a personal grievance of Ms. Fulcher individually, because – once 7 years ago and once 6 years ago – she wrote letters to the Company encouraging it to not pollute the Altamaha River with discharge.

- The Company makes this claim based on 6-year-old information.
- The Company's characterization of the old Fulcher letters as "complaining" is impermissibly vague & nonspecific, and does not rise to the level of personal grievance.

- Any action taken on behalf of a public resource such as a river is, by its very nature a sort of "class action" taken in service to the Common Good on behalf of everyone who lives alongside of, travels to use, or enjoys the benefits of the river. This – by definition – cannot properly be construed as a personal claim.
- An individual interest is not equivalent to a personal grievance.

Under the heading "Riverkeeper Proposal" the Company writes: "Rayonier believes that the Riverkeeper Proposal is not motivated by an interest in a corporate governance matter in which all shareholders at large may have an interest, but rather in an attempt to gain leverage against Rayonier" (Exhibit 1, page 7, lines 36-38).

- The Company asks that the Fulcher and Riverkeeper Proposals be considered as one.

  This section offers no support for the Company's position, but does seem to allege that shareholders at large might not be interested in a corporate governance proposal. The Company again expresses concern that the Riverkeeper will actually sue this time.

(D)
PROPOSAL DEALS WITH HIGH-LEVEL POLICY ISSUES AND IS NOT ORDINARY BUSINESS

The Proposal addresses a significant policy issue – reducing pollution impacts of the Company – and therefore is not excludable under Rule 14a-8(i)(7).

Staff Legal Bulletin 14E (SLB 14E) has made it clear that a proposal such as the present one is not excludable, because it addresses a significant policy issue and related risks to the company. The Staff has long allowed shareholder proposals relating to environmental impacts of company activities, but prior to the Staff legal bulletin, the Staff had been excluding proposals which also addressed related risks to the company. After SLB 14 E, however, the Staff has taken the position that if the underlying subject matter of a proposal relates to significant policy issues such as pollution or public health risks, it is permissible for the proposal to also address costs and risks to the company.

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From Staff Bulletin 14E:

- "Over the past decade... to the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7)."

- "...as most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end... On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, ...we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) **as long as a sufficient nexus exists** between the nature of the proposal and the company..." (emphasis added)

It is abundantly clear from recent Staff rulings that proposals relating to pollution impacts, whether they relate to global issues like climate change, or local issues such as pollution of a specific region or set of communities, are considered a significant policy issue by the Staff.

Notably, the company does not cite any Staff precedents for exclusion of proposals relating to pollution impacts. This is because any Staff decisions on proposals that relate to pollution impacts recognize that such impacts are a significant policy issue such that proposals are not excludable as ordinary business.

Requests relating to environmental impact reports, or discussion of measures to abate such impacts, have long been held by the Staff to be non-excludable as ordinary business, and as a category constitute one of the largest segments of shareholder proposal requests.

The Staff has long denied ordinary business exclusion of proposals that address environment-related risk where the particular proposal focused primarily on the environmental impacts of the company's operations. See, e.g., report on expenditures related to health and environmental consequences of PCBs (including river pollution), *General Electric* (February 2, 2004); measuring methane emissions, *Spectra Energy* (February 21, 2013); pollution from lead batteries production, *AT&T* (February 7, 2013); Pollution from hydraulic fracturing, *Chesapeake Energy Corp.* (April 13, 2010); *Ultra Petroleum Corp.* (March 26, 2010); *EOG Resources, Inc.* (February 3, 2010); *Cabot Oil & Gas Corp.* (January 28, 2010); *PPG Industries, Inc.* (January 15, 2010).

> **The Proposal does not impermissibly reach beyond pollution to address other aspects of company operation**. Contrast: *J.P. Morgan Chase* (March 12, 2010); and *Bank of America* (February 24, 2010).

NEXUS TO THE COMPANY IS CLEAR:

Though the Company is a Real Estate Investment Trust, the strong majority of its revenues derive from the specialty fiber business. According to the Company's 2013 Form 10-K, $359 million of the Company's $411 million operating income was derived from Performance Fibers (source: February 26, 2013 Form 10-K, page 19). It is reported that 79% of the Company's performance fiber capacity is from the mill located in Jesup, Georgia, which means that the Jesup mill, by itself, is responsible for nearly two-thirds of the Company's revenues. Therefore, how management views and handles the risks from and to this particular facility is a key issue facing all of the Company's shareholders.

Savvy investors have long viewed a company's management's approach to environmental concerns as a key indicator of and proxy for management's foresightedness, a view that has become more prevalent with the passing of time. Thus, because it has a powerful effect on shareholder value, environmental performance is a matter of the most basic concern to shareholders. While certain aspects of any environmental issue may be complex, a description of management's decision-making process with regard to environmental policy, particularly in the context of its competitors differing responses to similar challenges, is of great interest to shareholders at large and need not involve arcane technical discussions.

The Company in its letter acknowledges the wording of Staff Legal Bulletin No. 14A that under Rule 14a-8(i)(7), proposals "focusing on sufficiently significant policy issues... generally would not be considered to be excludable" as relating to ordinary business. The Company goes on to say: "The rational (sic) for this position is that such 'proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'"

Precisely. The environmental policy of the Company, at the facility providing the majority of the Company's revenues, which clearly lags its peers/competitors, is of significant interest to all Company owners, and a report such as that requested by the Proposal, offers a chance for shareholders to better evaluate – not the technical aspects of the technologies in use – but the way management considers and responds to profound risks to shareholder value in a changing market environment.

FURTHER EVIDENCE OF THE NEXUS TO THE COMPANY IS FOUND IN THE COMPANY'S OWN 10K:

- "Many of our operations are subject to stringent environmental laws, regulations and permits which contain conditions that govern how we operate our facilities and, in many cases, how much product we can produce. These laws, regulations and permits, **now and in the future, may restrict our current production and limit our ability to increase production**, and impose significant costs on our operations with respect to environmental compliance. It is expected that, overall, costs will likely increase over time as environmental laws, regulations and permit conditions become more stringent, and as **the expectations of the communities in which we operate become more demanding**" (emphases added)

(E)
RIVERKEEPER PROPOSAL IS CLEAR AND EASILY UNDERSTOOD AS TO ITS EFFECT

The request found in the Riverkeeper Proposal is to require a policy to require the Chair of the Board of Directors to be an independent member of the Board. This is a popular good governance proposal that receives, on average, the support of more than 30% of the shareholders to whom it is presented (Exhibit 4, page 3, lines 25-26).

The Company appears confused whether or not the Proposal actually seeks what the Resolve clause is clear about seeking, and suggests a creative interpretation (though not supported by the Proposal's language) that the Proposal may somehow seek instead a policy to separate the Board Chair and CEO functions.

The Resolve clause clearly states the request for the Board to require the chair of the Board to be an independent member of the Board (Exhibit 3, lines 2-3).

Currently, the CEO serves as chair of the Board of Directors. Referring to this fact in the supporting statement (Exhibit 3, line 11), it is accurate that if the proposal is adopted as stated the CEO would no longer be able to serve as chair of the Board, because he would lack the relevant independence.

This is not an instance where "'the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.' Staff Legal Bulletin No. 4B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992)" (Exhibit 1, pages 9-10, line 40 & lines 1-4). Quite to the contrary, the request made in the Resolve clause is quite clear.

Although it is true that a different proposal might separate the role of the CEO and Board chair as two different roles; noting the specific role of the current CEO as is done in the current Proposal is accurate and not misleading. The effect of the Proposal, if enacted, would be to put in place requirements to remove the CEO from his Board chairmanship to the extent that an independent director is available to fill that role. Therefore, the advocacy in the proposal is accurate as stated and is not misleading.

A shareholder reading the Resolve clause and the advocacy in the supporting statement would not be misled into thinking that the proposal related to anything other than the specific recommendation of the Resolve clause.

The Company has not cited any precedents in line with their assertion that mention of the current CEO as Board chair in an independent chair proposal renders the proposal misleading.

The Riverkeeper Proposal stands in contrast to proposals cited by the Company. In contrast to the Riverkeeper proposal, the examples cited by the Company involved either missing definitions or clashing standards within a given proposal.

The examples cited by the Company are a far cry from the Riverkeeper Proposal:

- "In *Fuqua Industries. Inc.* (avail. Mar. 12, 1991), the Staff permitted exclusion of a proposal that 'may be misleading because any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal'" (Exhibit 1, page 10, lines 7-10).

  In that instance, however, there were clashing definitions: the proposal provided that for a prohibition on "any major shareholder... which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders." The proposal included two restrictions on major shareholders.

The Staff noted that the meaning and application of terms and conditions (including, but not limited to: "any major shareholder," "assets/interests" and "obtaining control") in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations.

- "See also *R.R. Donnelley & Sons Co.* (avail. March 2, 2012) (permitting exclusion of a proposal to grant shareholders the right to call special meetings as vague and indefinite because the proposal contained two inconsistent thresholds for the right to call a special meeting – shareholders holding 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law)" (Exhibit 1, page 10, lines 10-14).

  The *Donnelley* proposal involved confusing standards; there are no confusing standards proposed in the Riverkeeper Proposal.

- "*The Boeing Company* (avail. March 2, 2011) (permitting exclusion of an executive compensation proposal because the meaning of 'executive pay rights' was not sufficiently explained and, as a result, 'neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires'" (emphasis added) (Exhibit 1, page 10, lines 14-18).

  The Company makes no effective assertion that any of the terms in Riverkeeper Proposal are inadequately defined.

- "*Chevron Corp.* (avail. March 15, 2013) (permitting exclusion of an independent director proposal because the proposal referred to the New York Stock Exchange listing standards for the definition of an 'independent director' without providing the definition; in permitting the exclusion, the Staff noted that it 'consider[s] only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks')" (emphases added) (Exhibit 1, page 10, lines 18-24).

  The proposal referred to the New York Stock Exchange listing standards for the definition of an "independent director" without providing the definition. The Staff made it clear that reference to external standards that are not included in the proposal can be a cause for vagueness; however, there are no such references to external standards in the Riverkeeper Proposal.

Based on the foregoing, because none of the determinations cited apply to this instance, it is clear that the Company's analysis is fatally flawed and inappropriately applied to consideration of the Riverkeeper Proposal.

Therefore, we respectfully submit, the Company's No-Action request should be denied.

(F)
CONCLUSION

In closing, we feel that both Proposals are of significant interest to shareholders at large, and are fair, clear, accurate, and well suited for shareholder consideration. Neither Proposal seeks to advance a *uniquely* personal interest or to settle a grievance.

The Company has failed to substantiate claims that the Proponents are one another's "alter egos," or that they "control" one another, or that they have engaged in a concerted effort.

Each Proposal stands on its own merits; neither is confusing as to its intent; and each relates to an issue that is specific and relevant to shareholder value.

Therefore, we respectfully submit that because Rayonier has failed to meet its burden of proof, that the Company's No-Action request should be denied, and that both of the Proposals should be included in the proxy.

We very much appreciate the time and attention given by Staff to these matters. If you should have questions or desire additional information, please contact me at (206) 522-3055 or team@InvestorVoice.net. If the Staff does not concur with the Proponents' position, we would appreciate an opportunity to confer with Staff concerning these matters prior to the issuance of its response. Thank you.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc Exhibits 1-4
cc Christopher A. Van Tuyl, Associate General Counsel and Corporate Secretary, Rayonier, Inc.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

Rayonier, Inc. No-Action Response

EXHIBIT 1:	Rayonier Inc. 01/10/2014	**No-Action Request** (12 pages; annotated, highlighted)
EXHIBIT 2:	Shareholder 11/29/2013	**"Fulcher Proposal" on Environmental Report** (1 page; annotated, highlighted)
EXHIBIT 3:	Shareholder 11/29/2013	**"Riverkeeper Proposal" Independent Board Chair** (1 page; annotated, highlighted)
EXHIBIT 4:	CookESG 07/31/2013	**Proxy Season Roundup** (5 pages; annotated, highlighted)

~ ~ ~

Exhibit 1 | No-Action Letter

(line numbers & highlights added)

Rayonier

Value From The Ground Up™

Corporate Headquarters

Christopher Van Tuyl
Associate General Counsel and
Corporate Secretary

January 10, 2014

VIA E-MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Rayonier Inc.
Shareholder Proposals of Altamaha Riverkeeper and Jane Fraser Fulcher

Ladies and Gentlemen:

Rayonier Inc. ("we," "Rayonier" or the "Company") is submitting this letter pursuant to Rule 14a-8(j) promulgated under the U.S. Securities Exchange Act of 1934, as amended, to notify the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its May 2014 annual meeting of shareholders (the "Proxy Materials") two shareholder proposals and supporting statements (the "Proposals") submitted by Investor Voice on behalf of the Altamaha Riverkeeper and Jane Fraser Fulcher, respectively. The Company asks that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposals from the Proxy Materials for the reasons set forth below.

In accordance with *Staff Legal Bulletin* No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2013 proxy materials with the Commission, and we are simultaneously sending a copy to each of the Altamaha Riverkeeper and Jane Fraser Fulcher, care of Investor Voice, via United States Priority Mail.

P: 904.357.9100 | Rayonier
F: 904.357.9101 | 1301 Riverplace Boulevard, Suite 2300
www.rayonier.com | Jacksonville, FL 32207

THE PROPOSALS

The Riverkeeper Proposal

The proposal submitted on behalf of the Altamaha Riverkeeper (the "Riverkeeper Proposal") requests that Rayonier's shareholders adopt the following resolution:

> "**RESOLVED:** The shareholders of Rayonier, Inc. [sic] ("Rayonier") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

A complete copy of the Riverkeeper Proposal (including the supporting statement) and the accompanying letter is attached to this letter as Exhibit A.

The Fulcher Proposal

The proposal submitted on behalf of Ms. Fulcher (the "Fulcher Proposal") requests that Rayonier's shareholders adopt the following resolution:

> "**RESOLVED**: Shareholders request that the Board of Directors provide a Report to shareholders (prepared at reasonable cost and omitting proprietary information) that describes how Rayonier, Inc. [sic] ("Rayonier") manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill. The Report shall address such items as:
>
> - Physical risks to users of the Altamaha River;
> - Possible long-term liabilities of river cleanup;
> - Risk to operational license from community backlash over the effluent's high coloration;
> - Risk of larger-scale consumer boycott or other brand/reputational harm as environmental awareness and concern grows;
> - The viability of using existing technologies to improve effluent discharge quality so that it reduces effluent color to be no longer visible to river users or on Google Earth, and to be at least equal the quality of competitors' discharges;

EXHIBIT 1 | No-Action Letter
(line numbers & highlights added)

This Report should be made available by January 31st 2015."

A complete copy of the Fulcher Proposal (including the supporting statement) and the accompanying letter is attached to this letter as Exhibit B.

GROUNDS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposals may be properly excluded from the Proxy Materials on the following grounds, each of which are described in more detail in the Analysis section of this letter:

Fulcher and Riverkeeper Proposals:

(1) The Altamaha Riverkeeper is the actual proponent of both of the Proposals, and at least one of the Proposals may be excluded pursuant to Rule 14a-8(c).

(2) The Fulcher Proposal and the Riverkeeper Proposal each relate to the redress of a personal claim or grievance against Rayonier and may therefore be excluded pursuant to Rule 14a-8(i)(4).

Fulcher Proposal Only:

(3) The Fulcher Proposal deals with a matter relating to Rayonier's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Riverkeeper Proposal Only:

(4) The Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3)

ANALYSIS

Fulcher and Riverkeeper Proposals

(1) The Altamaha Riverkeeper is the actual proponent of both of the Proposals, and at least one of the Proposals may be excluded pursuant to Rule 14a-8(c).

Rule 14a-8(c) mandates that a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. Given the concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher, the Staff should treat both proponents collectively as one shareholder for the purposes of Rule 14a-8(c).

EXHIBIT 1 | No-Action Letter
(line numbers & highlights added)

The Staff has determined that in certain circumstances several persons may be considered a single proponent for purposes of Rule 14a-8(c). In Securities Exchange Act Release No. 34-12999, November 22, 1976, in which a limit was first placed on the number of proposals that a shareholder may submit, the Commission stated: "[The Commission] has noted that...proponents have exceeded the bounds of reasonableness...by submitting excessive numbers of proposals...Such practices are inappropriate...not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents..." In Pacific Enterprises (avail. February 12, 1996), the Staff permitted exclusion of three shareholder proposals under Rule 14a-8(a)(4), the predecessor rule to Rule 14a-8(c), on the grounds that the proposals of the nominal shareholder proponents represented a transparent attempt to evade the one proposal per shareholder limitation. In that instance, the proposals were intended to harass Pacific Enterprise and advance the interests of the union with which Pacific Enterprises was engaged in collective bargaining negotiations. See also Consolidated Freightways, Inc. (permitting aggregation of proposals submitted by nominal proponents affiliated with the International Brotherhood of Teamsters, which was engaged in a continuing "corporate campaign" against Consolidated Freightways).

According to its website, the Altamaha Riverkeeper is a grassroots organization dedicated to the protection, defense and restoration of the Altamaha River. On November 26, 2013, it notified Rayonier of (and simultaneously filed a press release announcing) its intention to sue Rayonier for alleged violations of federal and state law relating to effluent discharges into the Altamaha River from the Rayonier plant located in Jesup, Georgia. Rayonier believes that both Proposals represent a coordinated effort by the Altamaha Riverkeeper, the true proponent, and that Ms. Fulcher worked in concert with the Altamaha Riverkeeper to submit the Fulcher Proposal (a) in order to circumvent the limitation on submitting more than one proposal and (b) because if the Altamaha Riverkeeper were the named proponent of the Fulcher Proposal, its self-serving objectives would quickly become apparent.

The following facts illustrate the concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher:

- Ms. Fulcher and the Altamaha Riverkeeper have previously acted in concert to bring environmental litigation against other parties. See Altamaha Riverkeeper, Inc. and Jane Fraser Fulcher v. U.S. Army Corps of Engineers (2007 WL 4553469, December 19, 2007) (granting the U.S. Army Corps of Engineers' motion to dismiss on the grounds that the action was moot). A copy of the complaint is attached hereto as Exhibit C. The attorney retained by Ms. Fulcher and the Altamaha Riverkeeper in that case is the same attorney that the Altamaha Riverkeeper has retained in connection with its November 26, 2013 threatened litigation against Rayonier.

- Rayonier believes that Ms. Fulcher is currently an active and participating member of the Altamaha Riverkeeper. Paragraph 6 of the complaint in the U.S. Army Corps of Engineers case described above in fact states that Ms. Fulcher is a member of the organization.

EXHIBIT 1 | No-Action Letter

(line numbers & highlights added)

- Ms. Fulcher is listed as a financial donor of the Altamaha Riverkeeper in the organization's July 2013 e-newsletter, a copy of which is attached hereto as Exhibit D.

- In connection with the submission of the Proposals, both Ms. Fulcher and the Atlamaha Riverkeeper have retained the same representative, Investor Voice. Rayonier received both Proposals on the same date, and the cover letter submitted with the Fulcher Proposal was substantially similar to the cover letter submitted with the Riverkeeper Proposal.

- The Proposals were received by Rayonier just two business days following the Altamaha Riverkeeper's written notification on November 26, 2013 of its intent to sue Rayonier, as described above.

Given the clear concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher, the Staff should treat both proponents collectively as one shareholder for purposes of Rule 14a-8(c), and at least one of the proposals should be excluded on this basis.

(2) The Fulcher Proposal and the Riverkeeper Proposal each relate to the redress of a personal claim or grievance against Rayonier and may therefore be excluded pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4) the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-1935 (October 14, 1982). In Crown Central Petroleum Corporation (avail. March 4, 1999), the Staff permitted exclusion of a shareholder proposal under Rule 14a-8(i)(4) when the proponent was involved in a lawsuit against the company, when the real party in interest was a union of which the proponent was a member. Furthermore, in CI Mortgage Group (avail. March 13, 1981), the Staff stated that in the Commission's view, "it is inappropriate for shareholders involved in litigation with the issuer...to use Rule 14a-8 as a means of furthering that litigation." As discussed below, both Proposals are part of the latest step in a campaign of threatened litigation, correspondence with Rayonier and public statements regarding Rayonier that relates to Ms. Fulcher's and the Altamaha Riverkeeper's intent to force Rayonier to change its effluent discharge practices.

Fulcher Proposal

Rayonier strongly believes that the Fulcher Proposal is excludable because Ms. Fulcher is the nominal proponent for the Altamaha Riverkeeper, and that by submitting the Fulcher Proposal, Ms. Fulcher is attempting to redress the Altamaha Riverkeeper's personal grievance with Rayonier and further its interests. See MGM Mirage (avail. March 19, 2001) (permitting exclusion of a proposal submitted by a nominal proponent that related to the redress of a personal

EXHIBIT 1 | No-Action Letter
(line numbers & highlights added)

claim or grievance of another party or to further a personal interest of the other party, which interest was not shared by other security holders at large).

The Altamaha Riverkeeper has a long history of public complaints and litigation against Rayonier:

- In 2001, the Altamaha Riverkeeper sued the Environmental Protection Division of the Georgia Department of Natural Resources (the "EPD"), the state agency that issues Rayonier's effluent discharge permit and has environmental regulatory enforcement authority over Rayonier's mill, claiming that the permit issued to Rayonier was invalid because it did not comply with state and federal laws.

- In 2008, when Rayonier sought to enter into a consent order with the EPD relating to improving its Jesup, Georgia mill's effluent discharge, the Altamaha Riverkeeper submitted comments alleging, among other things, that Rayonier was operating its plant in violation of federal and state environmental laws.

- In 2008, the Altamaha Riverkeeper sent Rayonier a notice of intent to sue under federal and state laws relating to the discharge of treated effluent into the Altamaha River by Rayonier. At the same time, it issued a press release publicizing its intent.

- In 2011, when Rayonier sought to amend the 2008 consent order entered into with the EPD, the Altamaha Riverkeeper again submitted comments to the EPD, again alleging, among other things, that Rayonier was operating its plant in violation of federal and state environmental laws. Around the same time, several newspaper articles were published discussing the Altamaha Riverkeeper's objections to amending Rayonier's consent order. The official comments, as well as the newspaper articles, were maintained on the Altamaha Riverkeeper website as of the date of this letter.

- Representatives of the Altamaha Riverkeeper appeared at Rayonier's 2013 annual shareholders meeting and made similar objections to the discharge of effluent from Rayonier's mill near Jesup, Georgia.

- On November 26, 2013, just two business days before Rayonier's receipt of the Proposals and as part of what we believe was a coordinated strategy, the Altamaha Riverkeeper again notified Rayonier in writing that it intends to bring suit for alleged violations of federal and state environmental laws. Again, it has publicized its threatened suit. Rayonier has every reason to believe that the Altamaha Riverkeeper will follow through on its written and oral promises to file suit.

- In connection with the Altamaha Riverkeeper's ongoing campaign against Rayonier, as of the date of this letter it is using its website to encourage individuals to watch and share YouTube videos maligning Rayonier, including a YouTube video entitled "The Mighty Altamaha Suffers from Rayonier Pollution" showing footage of the Jesup mill and the river accompanied by a song describing the alleged pollution, with lyrics disparaging

Rayonier. At the end of the video, which was produced by a communications consultant, a message appears instructing the viewer to "ask Rayonier to become a good corporate citizen" and providing the telephone number of Rayonier's CEO.

Rayonier strongly believes that the Fulcher Proposal is a coordinated element of the Altamaha Riverkeeper campaign to force Rayonier to change its effluent discharge practices. Moreover, because the Fulcher Proposal concerns the subject matter of the threatened lawsuit, if the proposal were included in the Proxy Materials and approved by Rayonier shareholders, the Altamaha Riverkeeper would essentially be allowed to require Rayonier to create new discovery materials to be used against it by the Altamaha Riverkeeper in its threatened litigation against Rayonier. In addition, the language of the Fulcher Proposal would obligate the Rayonier Board of Directors to directly carry out the requirements of the proposal, which is clearly an attempt to draw Rayonier Board members directly into involvement in the litigation threatened by the Altamaha Riverkeeper. Thus, the result of the proposal would be to provide the Altamaha Riverkeeper with a benefit and further its personal interest by providing the Altamaha Riverkeeper with leverage in its threatened litigation against Rayonier, which is not a common interest shared by other Rayonier shareholders at large.

In addition, even if the Staff does not agree that the Fulcher Proposal is excludable because it relates to the personal grievance of the Altamaha Riverkeeper or is intended to result in a benefit to the Atlamaha Riverkeeper, or to further a personal interest of the Altamaha Riverkeeper that is not shared by other shareholders, Rayonier believes that the Fulcher Proposal is excludable on independent grounds that it relates to the personal grievance of Ms. Fulcher individually. In each of 2007 and 2008, Ms. Fulcher sent Rayonier letters (attached as Exhibit E) complaining as a local "citizen" about discharge into the Atlamaha River from the Rayonier mill. Because, as Ms. Fulcher herself notes in the letters, she lives near the Atlamaha River and uses the river for personal activities such as boating, Rayonier believes that the Fulcher Proposal is excludable because it is motivated not by an interest shared by other Rayonier shareholders at large, but instead by Ms. Fulcher's local citizenship and personal use and enjoyment of the Altamaha River.

Riverkeeper Proposal

As discussed above, Rayonier believes that both the Fulcher and Riverkeeper Proposals are part of a coordinated effort by the Altamaha Riverkeeper to obtain an advantage in its threatened litigation against Rayonier, and otherwise as part of a long standing and continuing campaign against Rayonier by the Altamaha Riverkeeper and Ms. Fulcher. Rayonier therefore respectfully requests that the Staff consider the Riverkeeper Proposal together with the Fulcher Proposal. Because of the Altamaha Riverkeeper's history of litigation against the Company, Rayonier believes that the Riverkeeper Proposal is not motivated by an interest in a corporate governance matter in which all shareholders at large may have an interest, but rather in an attempt to gain leverage against Rayonier in anticipation of the Altamaha Riverkeeper's threatened litigation.

(3) The Fulcher Proposal deals with a matter relating to Rayonier's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits companies to exclude from proxy materials proposals dealing with the company's ordinary business functions. In determining whether proposals relating to risks can be excluded under Rule 14a-8(i)(7), the Commission has stated that it will consider whether the underlying subject matter of the risk evaluation "involves a matter of ordinary business to the company." Staff Legal Bulletin No. 14B (CF) (September 15, 2004). In determining whether the underlying subject matter involves a matter of ordinary business to the company, the Commission has noted that the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "Release"). In the Release, the Commission noted that the underlying policy rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Staff has granted no-action relief to companies on the basis that a proposal requests a report on matters within the company's ordinary business operations. See, e.g., The Home Depot, Inc. (avail. March 4, 2009) (requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins contained in its products); General Motors Corporation (avail. March 27, 2008) (requesting that the board report on efforts to improve the fuel economy of its light truck and passenger vehicles); Best Buy Co., Inc. (avail. March 21, 2008) (requesting a report on the company's sustainable paper purchasing policies).

In seeking to require a report on risks related to effluent discharge from Rayonier's Jesup mill, the Fulcher Proposal implicates both of the policy considerations of the "ordinary business" exclusion. The Fulcher Proposal seeks a report from Rayonier's Board of Directors relating to Rayonier's production process and mill operations. It specifically seeks an evaluation of the risks Rayonier's effluent discharge poses to Rayonier's operational permits (which the Fulcher Proposal refers to as "operational licenses") and potential liability for environmental clean-up, and it asks the Rayonier Board of Directors to evaluate alternative existing technologies to use in its production process. Thus, it involves Rayonier's shareholders in tasks that are fundamental to management's ability to run the Company on a day-to-day basis. The Fulcher Proposal also seeks to micro-manage the Company by probing into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. The production of high-purity specialty cellulose, which is produced at the Jesup mill, is a highly complex process that requires the assessment of myriad operational, technical, financial and legal factors and is overseen by the EPD and the U.S. Environmental Protection Agency ("EPA"). Assessing environmental, reputational and operational risks posed by such production is an intricate process that takes into account a number of factors, including process and production technologies (some of which are proprietary), research and development, production inputs and raw materials, governmental rules and regulations, financial considerations and various other

EXHIBIT 1 | No-Action Letter
(line numbers & highlights added)

considerations attendant to operating a complex, 24/7 manufacturing facility with about 900 employees. Rayonier maintains substantial processes to manage these complex risks relating to the operation of the plant, which involve numerous employees across the organization and which are overseen by an Enterprise Risk Management Committee appointed by the board of directors, which is described in Rayonier's annual proxy statement. Rayonier's decisions regarding the environmental impact and risks of its production process and the manner of managing such risks, including Rayonier's ability to obtain and maintain operational permits and its ongoing evaluation of alternative technologies, are far too complex for direct shareholder oversight.

Due to the specialized nature and complexity of Rayonier's business, preparation of the requested report would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of the Jesup mill, including guesswork as to the technologies, processes and operations, various aspects of which may be proprietary, used by Rayonier's competitors. In addition, preparing such a report would divert important resources from alternate uses that Rayonier's board of directors and management believe to be in the best interests of Rayonier and its shareholders. As noted in FirstEnergy Corp. (avail. March 7, 2013), in which the Staff permitted exclusion of a proposal addressing the company's impact on water quantity because it did not focus on a significant policy issue, it is precisely this type of micro-management by shareholders that the Commission sought to enjoin in the Release.

Although proposals focusing on significant social policy issues are generally not excludable pursuant to Rule 14a-8(i)(7), not every social policy concern rises to the level of significance required for application of this exception. The Commission stated in the Release that only proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" from a company's proxy materials under Rule 14a-8(i)(7) as relating to ordinary business matters. The rational for this position is that such "proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id.

Although Rayonier has spent tens of millions of dollars over the past five years alone and has made numerous operating and process modifications to reduce the impact of effluent discharge from the Jesup mill, Rayonier has also determined that the mill effluent is not hazardous and does not pose a health risk. Furthermore, no compliance violations with Rayonier's permits or state or federal environmental law are currently alleged by the EPD or the EPA, the state and federal agencies that oversee Rayonier's water discharge permits and practices. Therefore, Rayonier believes that there are no significant policy issues that would be appropriate for a shareholder vote.

Riverkeeper Proposal

(4) The Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3).

Vague and indefinite stockholder proposals have been consistently excluded by the Staff under Rule 14a-8(i)(3) because "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 4B (Sept. 15, 2004), Philadelphia Electric Co. (avail. July 30, 1992). The Staff has also concurred with the exclusion of proposals in situations where the proposal is sufficiently vague and indefinite that a company and its stockholders might interpret the proposal differently. In Fuqua Industries, Inc. (avail. Mar. 12, 1991), the Staff permitted exclusion of a proposal that "may be misleading because any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See also R.R. Donnelley & Sons Co. (avail. March 2, 2012) (permitting exclusion of a proposal to grant shareholders the right to call special meetings as vague and indefinite because the proposal contained two inconsistent thresholds for the right to call a special meeting – shareholders holding 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law); The Boeing Company (avail. March 2, 2011) (permitting exclusion of an executive compensation proposal because the meaning of "executive pay rights" was not sufficiently explained and, as a result, "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires;" and Chevron Corp. (avail. March 15, 2013) (permitting exclusion of an independent director proposal because the proposal referred to the New York Stock Exchange listing standards for the definition of an "independent director" without providing the definition; in permitting the exclusion, the Staff noted that it "consider[s] only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks").

Rayonier believes that the Riverkeeper Proposal is subject to two alternative interpretations and therefore may be excluded because the Riverkeeper Proposal is impermissibly vague and indefinite as to be misleading. Under one interpretation, the Riverkeeper Proposal seeks to implement an independent board chair policy. Under another interpretation, the Riverkeeper Proposal seeks to separate the CEO and board chair roles. As a result of these two inconsistent interpretations, actions taken by Rayonier to implement the Riverkeeper Proposal could differ significantly from the actions intended by shareholders voting on the Riverkeeper Proposal.

As set forth below, the Riverkeeper Proposal and select portions of the supporting statement refer to an independent chair policy, while a majority of the supporting statement refers to separation of the CEO and board chair roles.

Statements discussing Independent Chair	**Statements discussing Separation of CEO and Board Chair Roles**
• "require the Chair of the Board of Directors to be an independent member of the Board"*	• "Rayonier CEO Paul Boynton also serves as chair of the board"
• "shareholder value is enhanced by an independent board chair"	• "the combination of these two roles in a single person weakens…governance"

- "an independent board chair has been found to improve the financial performance"
- "independent board leadership would be a constructive advance"

- "the separation of the two jobs goes to the heart of the conception of a corporation"
- "Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"
- "A CEO who also serves as chair operates under a type of conflict-of-interest"
- "companies...are now routinely separating the jobs of chair and CEO"
- "less than 12 percent of incoming CEOs were also made chair"

* *Statements found in the Riverkeeper Proposal. All other statements are found in the supporting statement.*

Based on the discussion of separating the CEO and board chair roles in the supporting statement, it would be reasonable for shareholders to interpret the Riverkeeper Proposal as seeking to separate the CEO and board chair roles. It would also be reasonable for shareholders to interpret the Riverkeeper Proposal as seeking an independent board chair policy. Accordingly, there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote, especially given that shareholders know that Rayonier already has an independent lead director who has responsibilities similar in many respects to those of an independent chair. Furthermore, there is also a strong likelihood that, as a result of differing interpretations of the Riverkeeper Proposal, actions taken by Rayonier to implement the Riverkeeper Proposal could differ significantly from the actions intended by shareholders voting on the Riverkeeper Proposal.

The concept of separate CEO and board chairs and the concept of an independent board chair are not interchangeable. It is possible – and common – for companies to separate the CEO and board chairs but still retain a non-independent board chair. There are also many companies with an independent board chair. For example, according to a 2013 Spencer Stuart study, 45% of S&P 500 companies have separate CEO and board chair roles, while only 25% of boards have an independent board chair. See Spencer Stuart Board Index 2013 at 21.

Some shareholders may be in favor of separating the CEO and chair roles but may not necessarily prefer that the chair be independent, while others may be in favor of requiring an independent chair. Thus, if the Riverkeeper Proposal were approved by Rayonier's shareholders, Rayonier could not be certain whether its shareholders were indicating support for separation of the CEO and chair roles, or whether they were indicating support for an independent board chair requirement. If Rayonier were to implement the proposal by separating the CEO and chair roles, such action could be significantly different from what some shareholders supporting the proposal might have intended.

Because neither Rayonier nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Riverkeeper Proposal would require if adopted, the Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

As discussed above, the Altamaha Riverkeeper has a long and extensive history of using public statements and litigation to further its own personal agenda against Rayonier. Rayonier strongly believes that the Altamaha Riverkeeper, working in concert with its longtime member and donor Ms. Fulcher, is clearly abusing the shareholder proposal process in an attempt to gain leverage against Rayonier in connection with its threatened litigation, rather than for any legitimate corporate governance purpose that would be for the benefit of all Rayonier shareholders. Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes each of the Proposals from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. I can be reached at (904) 357-9179.

Sincerely,

Christopher A. Van Tuyl
Associate General Counsel and Corporate Secretary

cc: Michael R. Herman, Senior Vice President, General Counsel, and Assistant Secretary
Altamaha Riverkeeper c/o Investor Voice, via United States Priority Mail
Jane Fraser Fulcher c/o Investor Voice, via United States Priority Mail

EXHIBIT 2 | "Fulcher Proposal"
(line numbers & highlights added)

Final-1 Rayonier, Inc. 2013-2014 – Report on Managing Risk
(corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders request that the Board of Directors provide a Report to shareholders (prepared at reasonable cost and omitting proprietary information) that describes how Rayonier, Inc. ("Rayonier") manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill. The Report shall address such items as:

- Physical risks to users of the Altamaha River;
- Possible long-term liabilities of river cleanup;
- Risk to operational license from community backlash over the effluent's high coloration;
- Risk of larger-scale consumer boycott or other brand/reputational harm as environmental awareness and concern grows;
- The viability of using existing technologies to improve effluent discharge quality so that it reduces effluent color to be no longer visible to river users or on Google Earth, and to be at least equal the quality of competitors' discharges;

This Report should be made available by January 31st 2015.

SUPPORTING STATEMENT:

Because the Jesup mill is responsible for a majority of Rayonier's overall annual revenue, how this mill addresses such issues sets a tone and is critical to shareholders at large.

Increasingly, customers pay attention to the environmental impact of the products they buy, and being labeled an environmental "bad actor" can create an enduringly negative reputation. Examples of this include Nike and Exxon, whose brands continue to suffer from labor and environmental problems many years after the original issues have been resolved.

Mitigation or elimination of an environmental problem – before public image is degraded – is typically far more cost effective than cleaning up afterward.

Most competitors to Rayonier's Jesup mill have either installed, or are in the process of installing, Activated Sludge Treatment ("AST") processes. Most mills in the world have AST systems, many having long-since converted from the older ASB system used at Jesup. Independent experts agree that AST and other pulp mill systems can reduce pollutants and color to approximately half the concentration of the archaic ASB systems.

Jessup's mill effluent is dark brown and smelly – it renders fish inedible for many miles downstream. Mill discharge is clearly visible at the river surface, from the air, and Google Earth shows it changing the river to an unnatural dark brown color the entire distance from the mill to the Atlantic Ocean.

A longer-term concern is what the cost will be of cleaning up the ASB. Shareholders will bear the inevitable long-term cost of cleanup, while current company managers will likely be long retired – taking their high salaries and bonuses with them.

Rayonier's net income exceeded $320 million for the 12 months ending September 30, 2013 so now is the time to evaluate how to best position the company for a future when environmental scrutiny will be even higher and the ability of consumers to organize against environmental polluters has grown.

THEREFORE, please vote FOR this common-sense reporting and transparency initiative.

~ ~ ~

EXHIBIT 3 | "Riverkeeper Proposal"

(line numbers & highlights added)

Final-2 Rayonier, Inc. 2013-2014 – Separation of Chair & CEO
(corner-note for identification purposes only, not intended for publication)

RESOLVED: The shareholders of Rayonier, Inc. ("Rayonier") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT:

Rayonier CEO Paul Boynton also serves as chair of the board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance and harms shareholder value. As Intel former chair Andrew Grove once stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

It seems obvious that shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board, and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. A CEO who also serves as chair operates under a type of conflict-of-interest that can result in excessive management influence on the board and weaken the board's oversight of management.

In academic studies, an independent board chair has been found to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, every underperforming North American company with a long-tenured CEO lacked an independent board chair *(The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). Another study found that companies – worldwide – are now routinely separating the jobs of chair and CEO: less than 12 percent of incoming CEOs were also made chair in 2009, compared with 48 percent in 2002 *(CEO Succession 2000-2009: A Decade of Convergence and Compression,* Booz & Co. Summer 2010).

We believe that independent board leadership would be a constructive advance at Rayonier; therefore, please vote FOR this common-sense governance proposal.

~ ~ ~

Proxy Season Roundup

Shareholder Resolutions

Jackie Cook, CookESG Research
July, 2013

This brief summarises **five hundred and two** shareholder-sponsored resolutions voted during the **2013 U.S. proxy season** (July 2012 to June 2013), not including seven floor resolutions, three company-specific resolutions and a resolution opposing a company's position on the Patient Protection and Affordable Care Act.

Two-thirds are governance-related: board practices, executive pay, director elections, shareholder rights and shareholder value. These averaged 41% support, slightly down on the 10-year high of 45% in 2009.

One-third address social and environmental issues and received an average 21% support, which is a 10-year high.

As in previous years, average abstentions are higher on social and environmental issues (11%) than on governance issues (1%). Institutions' proxy voting guidelines reflect different levels of clarity on these issues.

Hot Asks in 2013:

- Declassify board of directors.
- Elect directors by a majority affirmative vote of shareholders.
- GHG emissions: report fugitive emissions, adopt quantitative emission reduction goals, disclose emissions.
- Disclose Political contributions policies and expenditures.
- No accelerated vesting of equity awards upon change in control.
- Independent board chairperson.

New Asks in 2013:

- Benchmarked target awards not to exceed 50th percentile of peers (4)
- Set multiple weighted individual and business performance metrics (2)
- Recommend candidate with governance expertise (1)
- Disclose fugitive methane emissions (3)
- Reduce risk in energy portfolio (2)
- Disclose GHG emissions from lending portfolio (1)

Around 20% of companies targeted with shareholder resolutions fail to provide the name of the filer in the proxy. In previous years this percentage has been between 15% and 21%.

LEAD FILER	GOVERNANCE		ENVIRONMENTAL AND SOCIAL	
	Avg. support	Num. Resos	Avg. support	Num. Resos
Advocacy organisations	25%	2	11%	8
Mainstream asset managers	36%	14	8%	1
Faith-based investors	46%	2	25%	17
Foundations/trusts	39%	7	22%	4
Individual filers	36%	126	12%	18
Labor union funds	35%	67	27%	16
Non-profits			29%	1
Public pension funds	64%	48	27%	29
Socially responsible investors	28%	1	19%	42
Not disclosed in proxy	40%	59	20%	40

Individuals were the most prolific filer category. A handful of shareholder advocates filed 80% of all individual-filed resolutions in 2013 and averaged 40% support. Pension and labour funds led the filing on 43% of governance resolutions and one third of social and environmental resolutions where proxies named the filer. Labor funds led 46% of executive pay resolutions and pension funds focused on board declassification, director elections majority vote standard and sexual orientation and non-discrimination policy. SRI, faith-based and mission-driven foundation investors mostly led on social and environmental resolutions, but co-filed on a number of governance resolutions.

The most prolific institutional lead filers in 2013 include (in order): New York City Retirement Systems and Pension Funds, New York State Retirement Funds, AFSCME, CalSTERS and AFL-CIO.

EXHIBIT 4 | Proxy Season Report

(line numbers & highlights added)

Governance Resolutions


EXECUTIVE COMPENSATION
DIRECTOR ELECTIONS
BOARD GOVERNANCE
stock retention
board declassification
independent board chairperson
VOTING AND PARTICIPATION
STRATEGY
severance pay
majority vote in director elections
simple majority vote
meetings/proxy process
benchmarking
proxy access
one-share-one-vote
OTHER

- *88 Governance resolutions earned majority shareholder support in the 2013 proxy season.*
- *A request that the Freds, Inc. board nominate a board candidate with governance expertise earned 60% support.*
- *Sixty-four resolutions requested an independent board chair, the highest ever for this category.*
- *Boards made no recommendation on nine resolutions and recommended a 'for' vote on two governance-related resolutions in the 2013 proxy season. They were mostly requests for board declassification and majority voting in director elections*


465
45%
326
292
41%
36%

BOARD DECLASSIFICATION


80-
70

32 resolutions, 80% avg.
Borgwarner (April 24, 2013)
Board: "For"; Support: 99%; Filer: Nathan Cummings Foundation

SIMPLE MAJORITY VOTE
20 resolutions, 69% avg.
NetApp (Aug. 31, 2012)
Board: "No Recommendation"; Support: 90%; Filer: John Chevedden

MAJORITY VOTE IN DIRECTOR ELECTIONS


60-
40
20

30 resolutions, 62% avg.
Mentor Graphics (12 June, 2013)
Board: "Against"; Support: 94%; Filer: CalSTERS

SHAREHOLDER MEETINGS AND PROXY PROCESS
(right to hold special meetings and act by written consent)
39 resolutions, 42% avg.
MEMC Electronics (May 30, 2013): #7 - "Special Shareholder Meetings" - Bylaw Amendment
Board: "Against"; Support: 77%; Filer: Not Disclosed in Proxy

SEVERANCE AND CHANGE IN CONTROL PAYMENTS
(shareholder vote on severance pay and no accelerated vesting)
31 resolutions, 34% avg.
Nabors (June 4, 2013): #9 - "Seek Shareholder Approval of Future Severance Agreements" -Bylaw Amendment
Board: "Against"; Support: 50%; Filer: CalPERS

INDEPENDENT BOARD CHAIRPERSON
64 resolutions, 32% avg.
Netflix (June 7, 2013): *Board: "Against"; Support: 77%; Filer: New York City Pension Funds and Retirement Systems*

SENIOR EXECUTIVE STOCK RETENTION
39 resolutions, 25% avg.
Pep Boys Manny Moe & Jack (Sept 12, 2012)
Board: "Against; Support: 77%; Filer: John Chevedden

Social and Environmental Resolutions


POLITICAL INFLUENCE
ENVIRONMENT
WORKPLACE CONDITIONS/WORKER TREAT...
ESG GOVERNANCE ARRANGEMENTS
CLIMATE CHANGE
PUBLIC HEALTH...
MILITARISM, STATE REP...
HUMANE TREATMENT OF...
disclose lobbying policy and communications
disclose political contributions
corporate values and p...
prohibit political con...
water management
recycling an...
board commit...
genetically engineer...
humane treatment of animals

- *Fourteen environmental and social resolutions earned at least 40% shareholder support in 2013.*
- *Resolutions requesting sustainability reporting on energy efficiency and GHG emissions received an average of 42% support in 2013.*
- *Resolutions requesting a sustainability report addressing "greenhouse gas emissions, water conservation, waste minimization, energy efficiency, and other environmental and social impacts" averaged 28% support.*
- *Hydraulic fracturing resolutions at Pioneer, Exxon and Chevron averaged 34% support.*
- *Five resolutions requesting disclosure of human rights policies average of 29% support.*


194
12%
10%
171
21%
176

CLIMATE CHANGE: SUSTAINABILITY REPORT INCL. GHG/ENERGY EFFICIENCY GOALS
5 resolutions, 42% avg.
CF Industries Holdings (May 14, 2013) "report describing the company's ESG performance including a review of opportunities to increase the energy efficiency of operations"
Board: "Against"; Support: 67%; Filer: Board of Pensions of the Presbyterian Church

NON-DISCRIMINATION AND EQUAL EMPLOYMENT OPPORTUNITIES
11 resolutions, 28% avg.
Universal Forest Products (Aug. 30, 2012)" explicitly prohibit discrimination based on sexual orientation and gender identity"
Board: "Against" ; Support: 49%; Filer: New York State Common Retirement Fund

POLITICAL CONTRIBUTIONS DISCLOSURE


30
20
10

33 resolutions, 30% avg.
CF Industries Holdings (May 14, 2013)
-disclose political contributions policies and expenditures
Board: "Against"; Support: 66%; Filer: New York State Common Retirement Fund

CLIMATE CHANGE: GHG EMISSIONS DISCLOSURE
4 resolutions, 30% avg.
Oneok (May 22, 2013) "report on ... how Oneok is measuring, mitigating, setting reduction targets, and disclosing methane emissions."
Board: "Against"; Support: 38%; Filer: Trillium Asset Management

SUSTAINABILITY REPORT


30
20

9 resolutions, 28% avg.
CLECO CORP (May 22, 2013) -incl. water risks
Board: "Against"; Support: 42%; Filer: Calvert Investment Management & Green Century Equity Fund

LOBBYING POLICY AND COMMUNICATIONS DISCLOSURE
35 resolutions, 25% avg.
LORILLARD (May 14, 2013)
Board: "Against"; Support: 44%; Filer: Province of St. Joseph of the Capuchin Order

<u>CookESG Research</u>

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<u>Fund Votes</u>

Tracking mutual fund proxy voting

Climate Risk Disclosure

Tracking climate and sustainability disclosures

Proxy Season

Tracking the proxy season

Rayonier
Value From The Ground Up™

Corporate Headquarters

Christopher Van Tuyl
Associate General Counsel and
Corporate Secretary

January 10, 2014

VIA E-MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Rayonier Inc.
Shareholder Proposals of Altamaha Riverkeeper and Jane Fraser Fulcher

Ladies and Gentlemen:

Rayonier Inc. ("we," "Rayonier" or the "Company") is submitting this letter pursuant to Rule 14a-8(j) promulgated under the U.S. Securities Exchange Act of 1934, as amended, to notify the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its May 2014 annual meeting of shareholders (the "Proxy Materials") two shareholder proposals and supporting statements (the "Proposals") submitted by Investor Voice on behalf of the Altamaha Riverkeeper and Jane Fraser Fulcher, respectively. The Company asks that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposals from the Proxy Materials for the reasons set forth below.

In accordance with *Staff Legal Bulletin* No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2013 proxy materials with the Commission, and we are simultaneously sending a copy to each of the Altamaha Riverkeeper and Jane Fraser Fulcher, care of Investor Voice, via United States Priority Mail.

THE PROPOSALS

The Riverkeeper Proposal

The proposal submitted on behalf of the Altamaha Riverkeeper (the "Riverkeeper Proposal") requests that Rayonier's shareholders adopt the following resolution:

> "**RESOLVED:** The shareholders of Rayonier, Inc. [sic] ("Rayonier") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair."

A complete copy of the Riverkeeper Proposal (including the supporting statement) and the accompanying letter is attached to this letter as Exhibit A.

The Fulcher Proposal

The proposal submitted on behalf of Ms. Fulcher (the "Fulcher Proposal") requests that Rayonier's shareholders adopt the following resolution:

> "**RESOLVED**: Shareholders request that the Board of Directors provide a Report to shareholders (prepared at reasonable cost and omitting proprietary information) that describes how Rayonier, Inc. [sic] ("Rayonier") manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill. The Report shall address such items as:
>
> - Physical risks to users of the Altamaha River;
> - Possible long-term liabilities of river cleanup;
> - Risk to operational license from community backlash over the effluent's high coloration;
> - Risk of larger-scale consumer boycott or other brand/reputational harm as environmental awareness and concern grows;
> - The viability of using existing technologies to improve effluent discharge quality so that it reduces effluent color to be no longer visible to river users or on Google Earth, and to be at least equal the quality of competitors' discharges;

This Report should be made available by January 31st 2015."

A complete copy of the Fulcher Proposal (including the supporting statement) and the accompanying letter is attached to this letter as Exhibit B.

GROUNDS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposals may be properly excluded from the Proxy Materials on the following grounds, each of which are described in more detail in the Analysis section of this letter:

Fulcher and Riverkeeper Proposals:

(1) The Altamaha Riverkeeper is the actual proponent of both of the Proposals, and at least one of the Proposals may be excluded pursuant to Rule 14a-8(c).

(2) The Fulcher Proposal and the Riverkeeper Proposal each relate to the redress of a personal claim or grievance against Rayonier and may therefore be excluded pursuant to Rule 14a-8(i)(4).

Fulcher Proposal Only:

(3) The Fulcher Proposal deals with a matter relating to Rayonier's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Riverkeeper Proposal Only:

(4) The Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3)

ANALYSIS

Fulcher and Riverkeeper Proposals

(1) The Altamaha Riverkeeper is the actual proponent of both of the Proposals, and at least one of the Proposals may be excluded pursuant to Rule 14a-8(c).

Rule 14a-8(c) mandates that a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. Given the concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher, the Staff should treat both proponents collectively as one shareholder for the purposes of Rule 14a-8(c).

The Staff has determined that in certain circumstances several persons may be considered a single proponent for purposes of Rule 14a-8(c). In Securities Exchange Act Release No. 34-12999, November 22, 1976, in which a limit was first placed on the number of proposals that a shareholder may submit, the Commission stated: "[The Commission] has noted that...proponents have exceeded the bounds of reasonableness...by submitting excessive numbers of proposals...Such practices are inappropriate...not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents..." In Pacific Enterprises (avail. February 12, 1996), the Staff permitted exclusion of three shareholder proposals under Rule 14a-8(a)(4), the predecessor rule to Rule 14a-8(c), on the grounds that the proposals of the nominal shareholder proponents represented a transparent attempt to evade the one proposal per shareholder limitation. In that instance, the proposals were intended to harass Pacific Enterprise and advance the interests of the union with which Pacific Enterprises was engaged in collective bargaining negotiations. See also Consolidated Freightways, Inc. (permitting aggregation of proposals submitted by nominal proponents affiliated with the International Brotherhood of Teamsters, which was engaged in a continuing "corporate campaign" against Consolidated Freightways).

According to its website, the Altamaha Riverkeeper is a grassroots organization dedicated to the protection, defense and restoration of the Altamaha River. On November 26, 2013, it notified Rayonier of (and simultaneously filed a press release announcing) its intention to sue Rayonier for alleged violations of federal and state law relating to effluent discharges into the Altamaha River from the Rayonier plant located in Jesup, Georgia. Rayonier believes that both Proposals represent a coordinated effort by the Altamaha Riverkeeper, the true proponent, and that Ms. Fulcher worked in concert with the Altamaha Riverkeeper to submit the Fulcher Proposal (a) in order to circumvent the limitation on submitting more than one proposal and (b) because if the Altamaha Riverkeeper were the named proponent of the Fulcher Proposal, its self-serving objectives would quickly become apparent.

The following facts illustrate the concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher:

- Ms. Fulcher and the Altamaha Riverkeeper have previously acted in concert to bring environmental litigation against other parties. See Altamaha Riverkeeper, Inc. and Jane Fraser Fulcher v. U.S. Army Corps of Engineers (2007 WL 4553469, December 19, 2007) (granting the U.S. Army Corps of Engineers' motion to dismiss on the grounds that the action was moot). A copy of the complaint is attached hereto as Exhibit C. The attorney retained by Ms. Fulcher and the Altamaha Riverkeeper in that case is the same attorney that the Altamaha Riverkeeper has retained in connection with its November 26, 2013 threatened litigation against Rayonier.

- Rayonier believes that Ms. Fulcher is currently an active and participating member of the Altamaha Riverkeeper. Paragraph 6 of the complaint in the U.S. Army Corps of Engineers case described above in fact states that Ms. Fulcher is a member of the organization.

- Ms. Fulcher is listed as a financial donor of the Altamaha Riverkeeper in the organization's July 2013 e-newsletter, a copy of which is attached hereto as Exhibit D.

- In connection with the submission of the Proposals, both Ms. Fulcher and the Atlamaha Riverkeeper have retained the same representative, Investor Voice. Rayonier received both Proposals on the same date, and the cover letter submitted with the Fulcher Proposal was substantially similar to the cover letter submitted with the Riverkeeper Proposal.

- The Proposals were received by Rayonier just two business days following the Altamaha Riverkeeper's written notification on November 26, 2013 of its intent to sue Rayonier, as described above.

Given the clear concerted action and unity of interest of the Altamaha Riverkeeper and Ms. Fulcher, the Staff should treat both proponents collectively as one shareholder for purposes of Rule 14a-8(c), and at least one of the proposals should be excluded on this basis.

(2) The Fulcher Proposal and the Riverkeeper Proposal each relate to the redress of a personal claim or grievance against Rayonier and may therefore be excluded pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4) the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-1935 (October 14, 1982). In Crown Central Petroleum Corporation (avail. March 4, 1999), the Staff permitted exclusion of a shareholder proposal under Rule 14a-8(i)(4) when the proponent was involved in a lawsuit against the company, when the real party in interest was a union of which the proponent was a member. Furthermore, in CI Mortgage Group (avail. March 13, 1981), the Staff stated that in the Commission's view, "it is inappropriate for shareholders involved in litigation with the issuer...to use Rule 14a-8 as a means of furthering that litigation." As discussed below, both Proposals are part of the latest step in a campaign of threatened litigation, correspondence with Rayonier and public statements regarding Rayonier that relates to Ms. Fulcher's and the Altamaha Riverkeeper's intent to force Rayonier to change its effluent discharge practices.

Fulcher Proposal

Rayonier strongly believes that the Fulcher Proposal is excludable because Ms. Fulcher is the nominal proponent for the Altamaha Riverkeeper, and that by submitting the Fulcher Proposal, Ms. Fulcher is attempting to redress the Altamaha Riverkeeper's personal grievance with Rayonier and further its interests. See MGM Mirage (avail. March 19, 2001) (permitting exclusion of a proposal submitted by a nominal proponent that related to the redress of a personal claim or grievance of another party or to further a personal interest of the other party, which interest was not shared by other security holders at large).

The Altamaha Riverkeeper has a long history of public complaints and litigation against Rayonier:

- In 2001, the Altamaha Riverkeeper sued the Environmental Protection Division of the Georgia Department of Natural Resources (the "EPD"), the state agency that issues Rayonier's effluent discharge permit and has environmental regulatory enforcement authority over Rayonier's mill, claiming that the permit issued to Rayonier was invalid because it did not comply with state and federal laws.

- In 2008, when Rayonier sought to enter into a consent order with the EPD relating to improving its Jesup, Georgia mill's effluent discharge, the Altamaha Riverkeeper submitted comments alleging, among other things, that Rayonier was operating its plant in violation of federal and state environmental laws.

- In 2008, the Altamaha Riverkeeper sent Rayonier a notice of intent to sue under federal and state laws relating to the discharge of treated effluent into the Altamaha River by Rayonier. At the same time, it issued a press release publicizing its intent.

- In 2011, when Rayonier sought to amend the 2008 consent order entered into with the EPD, the Altamaha Riverkeeper again submitted comments to the EPD, again alleging, among other things, that Rayonier was operating its plant in violation of federal and state environmental laws. Around the same time, several newspaper articles were published discussing the Altamaha Riverkeeper's objections to amending Rayonier's consent order. The official comments, as well as the newspaper articles, were maintained on the Altamaha Riverkeeper website as of the date of this letter.

- Representatives of the Altamaha Riverkeeper appeared at Rayonier's 2013 annual shareholders meeting and made similar objections to the discharge of effluent from Rayonier's mill near Jesup, Georgia.

- On November 26, 2013, just two business days before Rayonier's receipt of the Proposals and as part of what we believe was a coordinated strategy, the Altamaha Riverkeeper again notified Rayonier in writing that it intends to bring suit for alleged violations of federal and state environmental laws. Again, it has publicized its threatened suit. Rayonier has every reason to believe that the Altamaha Riverkeeper will follow through on its written and oral promises to file suit.

- In connection with the Altamaha Riverkeeper's ongoing campaign against Rayonier, as of the date of this letter it is using its website to encourage individuals to watch and share YouTube videos maligning Rayonier, including a YouTube video entitled "The Mighty Altamaha Suffers from Rayonier Pollution" showing footage of the Jesup mill and the river accompanied by a song describing the alleged pollution, with lyrics disparaging

Rayonier. At the end of the video, which was produced by a communications consultant, a message appears instructing the viewer to "ask Rayonier to become a good corporate citizen" and providing the telephone number of Rayonier's CEO.

Rayonier strongly believes that the Fulcher Proposal is a coordinated element of the Altamaha Riverkeeper campaign to force Rayonier to change its effluent discharge practices. Moreover, because the Fulcher Proposal concerns the subject matter of the threatened lawsuit, if the proposal were included in the Proxy Materials and approved by Rayonier shareholders, the Altamaha Riverkeeper would essentially be allowed to require Rayonier to create new discovery materials to be used against it by the Altamaha Riverkeeper in its threatened litigation against Rayonier. In addition, the language of the Fulcher Proposal would obligate the Rayonier Board of Directors to directly carry out the requirements of the proposal, which is clearly an attempt to draw Rayonier Board members directly into involvement in the litigation threatened by the Altamaha Riverkeeper. Thus, the result of the proposal would be to provide the Altamaha Riverkeeper with a benefit and further its personal interest by providing the Altamaha Riverkeeper with leverage in its threatened litigation against Rayonier, which is not a common interest shared by other Rayonier shareholders at large.

In addition, even if the Staff does not agree that the Fulcher Proposal is excludable because it relates to the personal grievance of the Altamaha Riverkeeper or is intended to result in a benefit to the Atlamaha Riverkeeper, or to further a personal interest of the Altamaha Riverkeeper that is not shared by other shareholders, Rayonier believes that the Fulcher Proposal is excludable on independent grounds that it relates to the personal grievance of Ms. Fulcher individually. In each of 2007 and 2008, Ms. Fulcher sent Rayonier letters (attached as Exhibit E) complaining as a local "citizen" about discharge into the Atlamaha River from the Rayonier mill. Because, as Ms. Fulcher herself notes in the letters, she lives near the Atlamaha River and uses the river for personal activities such as boating, Rayonier believes that the Fulcher Proposal is excludable because it is motivated not by an interest shared by other Rayonier shareholders at large, but instead by Ms. Fulcher's local citizenship and personal use and enjoyment of the Altamaha River.

Riverkeeper Proposal

As discussed above, Rayonier believes that both the Fulcher and Riverkeeper Proposals are part of a coordinated effort by the Altamaha Riverkeeper to obtain an advantage in its threatened litigation against Rayonier, and otherwise as part of a long standing and continuing campaign against Rayonier by the Altamaha Riverkeeper and Ms. Fulcher. Rayonier therefore respectfully requests that the Staff consider the Riverkeeper Proposal together with the Fulcher Proposal. Because of the Altamaha Riverkeeper's history of litigation against the Company, Rayonier believes that the Riverkeeper Proposal is not motivated by an interest in a corporate governance matter in which all shareholders at large may have an interest, but rather in an attempt to gain leverage against Rayonier in anticipation of the Altamaha Riverkeeper's threatened litigation.

(3) The Fulcher Proposal deals with a matter relating to Rayonier's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits companies to exclude from proxy materials proposals dealing with the company's ordinary business functions. In determining whether proposals relating to risks can be excluded under Rule 14a-8(i)(7), the Commission has stated that it will consider whether the underlying subject matter of the risk evaluation "involves a matter of ordinary business to the company." Staff Legal Bulletin No. 14B (CF) (September 15, 2004). In determining whether the underlying subject matter involves a matter of ordinary business to the company, the Commission has noted that the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "Release"). In the Release, the Commission noted that the underlying policy rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Staff has granted no-action relief to companies on the basis that a proposal requests a report on matters within the company's ordinary business operations. See, e.g., The Home Depot, Inc. (avail. March 4, 2009) (requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins contained in its products); General Motors Corporation (avail. March 27, 2008) (requesting that the board report on efforts to improve the fuel economy of its light truck and passenger vehicles); Best Buy Co., Inc. (avail. March 21, 2008) (requesting a report on the company's sustainable paper purchasing policies).

In seeking to require a report on risks related to effluent discharge from Rayonier's Jesup mill, the Fulcher Proposal implicates both of the policy considerations of the "ordinary business" exclusion. The Fulcher Proposal seeks a report from Rayonier's Board of Directors relating to Rayonier's production process and mill operations. It specifically seeks an evaluation of the risks Rayonier's effluent discharge poses to Rayonier's operational permits (which the Fulcher Proposal refers to as "operational licenses") and potential liability for environmental clean-up, and it asks the Rayonier Board of Directors to evaluate alternative existing technologies to use in its production process. Thus, it involves Rayonier's shareholders in tasks that are fundamental to management's ability to run the Company on a day-to-day basis. The Fulcher Proposal also seeks to micro-manage the Company by probing into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. The production of high-purity specialty cellulose, which is produced at the Jesup mill, is a highly complex process that requires the assessment of myriad operational, technical, financial and legal factors and is overseen by the EPD and the U.S. Environmental Protection Agency ("EPA"). Assessing environmental, reputational and operational risks posed by such production is an intricate process that takes into account a number of factors, including process and production technologies (some of which are proprietary), research and development, production inputs and raw materials, governmental rules and regulations, financial considerations and various other considerations attendant to operating a complex, 24/7 manufacturing facility with about 900 employees. Rayonier maintains substantial processes to manage these complex risks relating to the operation of the plant, which involve numerous employees across the organization and which are overseen by an Enterprise Risk Management Committee appointed by the board of directors, which is described in Rayonier's annual proxy statement. Rayonier's decisions regarding the environmental impact and risks of its production process and the manner of managing such risks, including Rayonier's ability to obtain and maintain operational permits and its ongoing evaluation of alternative technologies, are far too complex for direct shareholder oversight.

Due to the specialized nature and complexity of Rayonier's business, preparation of the requested report would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of the Jesup mill, including guesswork as to the technologies, processes and operations, various aspects of which may be proprietary, used by Rayonier's competitors. In addition, preparing such a report would divert important resources from alternate uses that Rayonier's board of directors and management believe to be in the best interests of Rayonier and its shareholders. As noted in FirstEnergy Corp. (avail. March 7, 2013), in which the Staff permitted exclusion of a proposal addressing the company's impact on water quantity because it did not focus on a significant policy issue, it is precisely this type of micro-management by shareholders that the Commission sought to enjoin in the Release.

Although proposals focusing on significant social policy issues are generally not excludable pursuant to Rule 14a-8(i)(7), not every social policy concern rises to the level of significance required for application of this exception. The Commission stated in the Release that only proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" from a company's proxy materials under Rule 14a-8(i)(7) as relating to ordinary business matters. The rational for this position is that such "proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Id.

Although Rayonier has spent tens of millions of dollars over the past five years alone and has made numerous operating and process modifications to reduce the impact of effluent discharge from the Jesup mill, Rayonier has also determined that the mill effluent is not hazardous and does not pose a health risk. Furthermore, no compliance violations with Rayonier's permits or state or federal environmental law are currently alleged by the EPD or the EPA, the state and federal agencies that oversee Rayonier's water discharge permits and practices. Therefore, Rayonier believes that there are no significant policy issues that would be appropriate for a shareholder vote.

Riverkeeper Proposal

(4) The Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3).

Vague and indefinite stockholder proposals have been consistently excluded by the Staff under Rule 14a-8(i)(3) because "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 4B (Sept. 15, 2004), Philadelphia Electric Co. (avail. July 30, 1992). The Staff has also concurred with the exclusion of proposals in situations where the proposal is sufficiently vague and indefinite that a company and its stockholders might interpret the proposal differently. In Fuqua Industries, Inc. (avail. Mar. 12, 1991), the Staff permitted exclusion of a proposal that "may be misleading because any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See also R.R. Donnelley & Sons Co. (avail. March 2, 2012) (permitting exclusion of a proposal to grant shareholders the right to call special meetings as vague and indefinite because the proposal contained two inconsistent thresholds for the right to call a special meeting – shareholders holding 10% of the company's shares or shareholders holding the lowest percentage of the company's shares permitted by state law); The Boeing Company (avail. March 2, 2011) (permitting exclusion of an executive compensation proposal because the meaning of "executive pay rights" was not sufficiently explained and, as a result, "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires;" and Chevron Corp. (avail. March 15, 2013) (permitting exclusion of an independent director proposal because the proposal referred to the New York Stock Exchange listing standards for the definition of an "independent director" without providing the definition; in permitting the exclusion, the Staff noted that it "consider[s] only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks").

Rayonier believes that the Riverkeeper Proposal is subject to two alternative interpretations and therefore may be excluded because the Riverkeeper Proposal is impermissibly vague and indefinite as to be misleading. Under one interpretation, the Riverkeeper Proposal seeks to implement an independent board chair policy. Under another interpretation, the Riverkeeper Proposal seeks to separate the CEO and board chair roles. As a result of these two inconsistent interpretations, actions taken by Rayonier to implement the Riverkeeper Proposal could differ significantly from the actions intended by shareholders voting on the Riverkeeper Proposal.

As set forth below, the Riverkeeper Proposal and select portions of the supporting statement refer to an independent chair policy, while a majority of the supporting statement refers to separation of the CEO and board chair roles.

Statements discussing Independent Chair

- "require the Chair of the Board of Directors to be an independent member of the Board"*
- "shareholder value is enhanced by an independent board chair"

Statements discussing Separation of CEO and Board Chair Roles

- "Rayonier CEO Paul Boynton also serves as chair of the board"
- "the combination of these two roles in a single person weakens…governance"

- "an independent board chair has been found to improve the financial performance"
- "independent board leadership would be a constructive advance"
- "the separation of the two jobs goes to the heart of the conception of a corporation"
- "Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"
- "A CEO who also serves as chair operates under a type of conflict-of-interest"
- "companies…are now routinely separating the jobs of chair and CEO"
- "less than 12 percent of incoming CEOs were also made chair"

* *Statements found in the Riverkeeper Proposal. All other statements are found in the supporting statement.*

Based on the discussion of separating the CEO and board chair roles in the supporting statement, it would be reasonable for shareholders to interpret the Riverkeeper Proposal as seeking to separate the CEO and board chair roles. It would also be reasonable for shareholders to interpret the Riverkeeper Proposal as seeking an independent board chair policy. Accordingly, there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote, especially given that shareholders know that Rayonier already has an independent lead director who has responsibilities similar in many respects to those of an independent chair. Furthermore, there is also a strong likelihood that, as a result of differing interpretations of the Riverkeeper Proposal, actions taken by Rayonier to implement the Riverkeeper Proposal could differ significantly from the actions intended by shareholders voting on the Riverkeeper Proposal.

The concept of separate CEO and board chairs and the concept of an independent board chair are not interchangeable. It is possible – and common – for companies to separate the CEO and board chairs but still retain a non-independent board chair. There are also many companies with an independent board chair. For example, according to a 2013 Spencer Stuart study, 45% of S&P 500 companies have separate CEO and board chair roles, while only 25% of boards have an independent board chair. See Spencer Stuart Board Index 2013 at 21.

Some shareholders may be in favor of separating the CEO and chair roles but may not necessarily prefer that the chair be independent, while others may be in favor of requiring an independent chair. Thus, if the Riverkeeper Proposal were approved by Rayonier's shareholders, Rayonier could not be certain whether its shareholders were indicating support for separation of the CEO and chair roles, or whether they were indicating support for an independent board chair requirement. If Rayonier were to implement the proposal by separating the CEO and chair roles, such action could be significantly different from what some shareholders supporting the proposal might have intended.

Because neither Rayonier nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Riverkeeper Proposal would require if adopted, the Riverkeeper Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

As discussed above, the Altamaha Riverkeeper has a long and extensive history of using public statements and litigation to further its own personal agenda against Rayonier. Rayonier strongly believes that the Altamaha Riverkeeper, working in concert with its longtime member and donor Ms. Fulcher, is clearly abusing the shareholder proposal process in an attempt to gain leverage against Rayonier in connection with its threatened litigation, rather than for any legitimate corporate governance purpose that would be for the benefit of all Rayonier shareholders. Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes each of the Proposals from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. I can be reached at (904) 357-9179.

Sincerely,

Christopher A. Van Tuyl
Associate General Counsel and Corporate Secretary

cc: Michael R. Herman, Senior Vice President, General Counsel, and Assistant Secretary
Altamaha Riverkeeper c/o Investor Voice, via United States Priority Mail
Jane Fraser Fulcher c/o Investor Voice, via United States Priority Mail

Exhibit A

INVESTOR VOICE

Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

Friday, November 29, 2013

W. Edwin Frazier, III
Senior Vice President, Chief Administrative Officer
and Corporate Secretary
Rayonier, Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

Re: Shareholder Proposal on Separation of CEO & Board Chair

Dear Mr. Frazier:

On behalf of investors, Investor Voice monitors and analyzes the financial and social implications of the policies and practices of companies. In so doing, we seek to create higher levels of economic, social, and environmental wellbeing – to the benefit of both investors and the companies they own.

Therefore, on behalf of the Altamaha Riverkeeper, please find the enclosed resolution related to separating the positions of CEO & Board Chair, that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

In accordance with SEC rules, these securities have been continuously held for at least one year (supporting documentation available upon request), and it is the Riverkeeper's intention to continue to hold a requisite quantity of shares in the Company through the date of the 2014 annual meeting of stockholders. In accordance with SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, if required.

continued next page...

We welcome a discussion of our Company's plans and intentions in this area, and believe meaningful steps would not only allow us to withdraw the proposal, they would enhance both our company's financial value and reputation.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Altamaha Riverkeeper
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Separation of CEO & Board Chair

RESOLVED: The shareholders of Rayonier, Inc. ("Rayonier") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of this determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT:

Rayonier CEO Paul Boynton also serves as chair of the board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance and harms shareholder value. As Intel former chair Andrew Grove once stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

It seems obvious that shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board, and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. A CEO who also serves as chair operates under a type of conflict-of-interest that can result in excessive management influence on the board and weaken the board's oversight of management.

in academic studies, an independent board chair has been found to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, every underperforming North American company with a long-tenured CEO lacked an independent board chair *(The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). Another study found that companies – worldwide – are now routinely separating the jobs of chair and CEO: less than 12 percent of incoming CEOs were also made chair in 2009, compared with 48 percent in 2002 *(CEO Succession 2000-2009: A Decade of Convergence and Compression,* Booz & Co. Summer 2010).

We believe that independent board leadership would be a constructive advance at Rayonier; therefore, please vote FOR this common-sense governance proposal.

~ ~ ~

Exhibit B

INVESTOR VOICE

Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

Friday, November 29, 2013

W. Edwin Frazier, III
Senior Vice President, Chief Administrative Officer
and Corporate Secretary
Rayonier, Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

Re: Shareholder Proposal on Managing Risk

Dear Mr. Frazier:

On behalf of investors, Investor Voice monitors and analyzes the financial and social implications of the policies and practices of companies. In so doing, we seek to create higher levels of economic, social, and environmental wellbeing – to the benefit of both investors and the companies they own.

Therefore, on behalf of Jane Fraser Fulcher, please find the enclosed resolution related to managing risk, that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Ms. Fulcher is the beneficial owner of 532 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation is available upon request). These securities have been continuously held for at least one year, and it is Ms. Fulcher's intention to continue to hold a requisite quantity of shares in the Company through the date of the 2014 annual meeting of stockholders. In accordance with SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, if required.

continued next page...

We welcome a continuation of the discussion of our Company's plans and intentions in this area, and believe meaningful steps would not only allow us to withdraw the proposal, they would enhance both our company's financial value and reputation.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Jane Fraser Fulcher
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Managing Risk

RESOLVED: Shareholders request that the Board of Directors provide a Report to shareholders (prepared at reasonable cost and omitting proprietary information) that describes how Rayonier, Inc. ("Rayonier") manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill. The Report shall address such items as:

- Physical risks to users of the Altamaha River;
- Possible long-term liabilities of river cleanup;
- Risk to operational license from community backlash over the effluent's high coloration;
- Risk of larger-scale consumer boycott or other brand/reputational harm as environmental awareness and concern grows;
- The viability of using existing technologies to improve effluent discharge quality so that it reduces effluent color to be no longer visible to river users or on Google Earth, and to be at least equal the quality of competitors' discharges;

This Report should be made available by January 31st 2015.

SUPPORTING STATEMENT:

Because the Jesup mill is responsible for a majority of Rayonier's overall annual revenue, how this mill addresses such issues sets a tone and is critical to shareholders at large.

Increasingly, customers pay attention to the environmental impact of the products they buy, and being labeled an environmental "bad actor" can create an enduringly negative reputation. Examples of this include Nike and Exxon, whose brands continue to suffer from labor and environmental problems many years after the original issues have been resolved.

Mitigation or elimination of an environmental problem – before public image is degraded – is typically far more cost effective than cleaning up afterward.

Most competitors to Rayonier's Jesup mill have either installed, or are in the process of installing, Activated Sludge Treatment ("AST") processes. Most mills in the world have AST systems, many having long-since converted from the older ASB system used at Jesup. Independent experts agree that AST and other pulp mill systems can reduce pollutants and color to approximately half the concentration of the archaic ASB systems.

Jessup's mill effluent is dark brown and smelly – it renders fish inedible for many miles downstream. Mill discharge is clearly visible at the river surface, from the air, and Google Earth shows it changing the river to an unnatural dark brown color the entire distance from the mill to the Atlantic Ocean.

A longer-term concern is what the cost will be of cleaning up the ASB. Shareholders will bear the inevitable long-term cost of cleanup, while current company managers will likely be long retired – taking their high salaries and bonuses with them.

Rayonier's net income exceeded $320 million for the 12 months ending September 30, 2013 so now is the time to evaluate how to best position the company for a future when environmental scrutiny will be even higher and the ability of consumers to organize against environmental polluters has grown.

THEREFORE, please vote FOR this common-sense reporting and transparency initiative.

~ ~ ~

Exhibit C

THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
BRUNSWICK DIVISION

24 ... 06

ALTAMAHA RIVERKEEPER, INC., and JANE FRASER FULCHER; Plaintiffs, v. U.S. ARMY CORPS OF ENGINEERS; LT. GENERAL CARL A. STROCK, U.S. Army Corps of Engineers; COLONEL MARK S. HELD, U.S. Army Corps of Engineers, Savannah District; MARY GEARON; and ROBERT FISHER, Defendants.	Case No. CV 206-186

COMPLAINT

Plaintiffs Altamaha Riverkeeper, Inc., and Jane Fraser Fulcher, by and through their undersigned counsel of record, file this Complaint. In compliance with Local Rule 3.2, the Certificate of Interested Parties is attached hereto as Exhibit 1.

NATURE OF ACTION

1. This action seeks declaratory and injunctive relief for violations of federal law by the U.S. Army Corps of Engineers (the "Corps") in issuing a permit to fill certain tidal and/or tidally-influenced wetlands on adjacent tracts of land located in Glynn County, Georgia. The Corps violated its mandatory duties under the Clean Water Act ("CWA"), 33 U.S.C. § 1251, *et seq.*, by authorizing the destruction of tidally influenced wetlands for non-water dependent activities, by failing to analyze reasonable and practicable alternatives that would avoid or minimize wetland destruction and by designating wetlands for destruction despite the availability of practicable alternatives with fewer adverse effects on the aquatic ecosystem.

JURISDICTION AND VENUE

2. The jurisdiction of this Court is invoked pursuant to 28 U.S.C. § 1331 (federal question), 28 U.S.C. § 1361, 28 U.S.C. § 2201 and 2202 (declaratory judgment), and the Administrative Procedure Act ("APA"), 5 U.S.C. §§ 701-706.

3. The violations of law alleged herein have occurred within the Southern District of Georgia. Venue is proper in this Court and in the Brunswick Division of the Court pursuant to 28 U.S.C. § 1391, 5 U.S.C. § 703 and S.D. Ga. Local Rule 2.1(c).

PARTIES AND STANDING

Plaintiffs

4. Plaintiff Altamaha Riverkeeper ("ARK") is a non-profit organization dedicated to the protection, defense and restoration of Georgia's biggest river—the Altamaha—from its headwaters to the sea. ARK works with citizens on the enforcement of laws and regulations to protect water quality, coastal marshes, forested wetlands, water flow and the prevention of sedimentation and erosion.

5. Plaintiff ARK has members who reside near, use, and enjoy the waters, adjacent habitat, and dependent aquatic life and wildlife that will be affected by the Defendants' decisions challenged in this action. Plaintiff ARK and its members' interests in the wetland areas subject to Defendants' decisions will be directly and irreparably injured by the degradation of these areas as authorized by the Defendants' decisions challenged in this action.

6. Plaintiff Jane Fraser Fulcher is an ARK member and a resident of Sea Island, Georgia whose principal address is . Plaintiff Fulcher resides near the area in question and will be affected by the Defendants' decisions challenged in this action. Plaintiff Fulcher's use and enjoyment of her property and the adjacent

wetland areas will be directly and irreparably injured by the degradation of those areas as authorized by the Defendants' decisions herein.

7. Plaintiff ARK, its members and Plaintiff Fulcher have an interest in seeing the dictates and procedures of the CWA upheld and followed so that they can enjoy and exercise their informational and procedural rights, including the right to educate themselves and the public about environmental concerns and policy issues affecting the coastal wetlands as well as the right to have federal environmental decision-making carried out in accordance with the evaluative and notice requirements of applicable law and regulation.

8. Defendants' actions have caused Plaintiffs ongoing and threatened injury to concrete, particularized interests and the relief requested of this Court would redress that injury. Further, this controversy is ripe for adjudication and Plaintiffs' injuries fall within the zones of interest protected by the CWA and the APA.

Defendants

9. Defendant United States Army Corps of Engineers ("the Corps") is an agency of the federal government that has the duty of evaluating applications for Department of the Army permits under Section 404 of the Clean Water Act, ensuring that the requirements of Section 404 and the Section 404(b)(1) Guidelines are fulfilled in connection with all evaluation and decision-making concerning such permits.

10. Defendant Lt. General Carl A. Strock is the official responsible for actions taken by the Corps and is sued in his official capacity.

11. Defendant Colonel Mark S. Held is the Commander and District Engineer for the Savannah District of the U.S. Army Corps of Engineers, and is sued in his official capacity. He supervises and manages all Savannah District decisions and actions.

12. Defendant Mary Gearon is a Sea Island property owner and resident who resides at . Defendant Gearon proposes to construct a swimming pool addition at Cottage 179 by filling in protected wetlands, stream buffers and salt marsh. Defendants' improper authorization of such activity is at issue in this action.

13. Defendant Robert Fisher is a Sea Island property owner and resident who resides at . Upon information and belief, Defendant Fisher is the brother of Defendant Gearon.

14. Upon information and belief, Defendants Gearon and Fisher jointly own that property known as Lot 21, which adjoins (and at one point was part of) the Cottage 179 property currently owned and occupied by Defendant Gearon. Defendant Gearon and Fisher propose to construct a residence and swimming pool on Lot 21, which construction activities will involve the filling in of protected wetlands, stream buffers and salt marsh. Defendants' improper authorization of such activity is at issue in this action.

15. Defendants Gearon and Fisher are joined in this action as defendants pursuant to Rules 19(a) and 20(a) of the Federal Rules of Civil Procedure, as a parties whose joinder will not deprive the court of jurisdiction, and as parties that claim an interest in the challenged permit and who are situated such that disposition of the action in their absence may impair or impede their ability to protect their interests. Plaintiffs do not allege that Defendants Gearon and Fisher have committed any violation of law; rather, upon information and belief, if they were not joined in this action as a defendant, they would seek to intervene in the action in order to protect their interests.

FEDERAL REGULATORY AND STATUTORY BACKGROUND

Clean Water Act

16. In 1972, Congress passed the Clean Water Act "to restore and maintain the chemical, physical, and biological integrity of the Nation's waters." 33 U.S.C. § 1251(a). To achieve this objective, Section 301 of the CWA, 33 U.S.C. § 1311(a), prohibits "the discharge of any pollutant" into "navigable waters" except in accordance with water quality standards promulgated and permits issued under other sections of the CWA. "Pollutants" include dredged spoil, rock, and sand, among other materials. 33 U.S.C. § 1362(6).

17. Section 404 of the CWA, 33 U.S.C. § 1344, authorizes the Secretary of the Army to issue permits for the discharge of dredged or fill material into "navigable waters," including wetlands, when certain conditions are met. The Section 404 permitting program is administered by the Corps. Unless exempted by Section 404(f)(1) under circumstances not relevant to this action, all discharges of dredged or fill material into waters of the United States, including wetlands, must be authorized under a Section 404 permit issued by the Corps.

18. In order to give the CWA the broadest possible scope, Congress defined navigable waters to include all "waters of the United States, including the territorial seas." 33 U.S.C. § 1362(7). The Senate's Conference Report made in connection with passage of the Act in 1972 explained that the "waters of the United States" definition was intended to "be given the broadest possible constitutional interpretation." S. Conf. Rep. No. 92-1236, p. 144 (1972), reprinted in 1 Leg. Hist. 327.

19. The term "waters of the United States" includes wetlands. 40 C.F.R. § 232.2.

20. The term "waters of the United States" also includes "all waters which are subject to the ebb and flow of the tide." 33 C.F.R. § 328.3(a)(1).

21. The term "high tide line" means "the line of intersection of the land with the water's surface at the maximum height reached by a rising tide....The line encompasses spring high tides that occur with periodic frequency but does not include storm surges in which there is a departure from the normal or predicted reach of the tide due to the piling up of water against a coast by strong winds such as those accompanying a hurricane or other intense storm." 33 C.F.R. § 328.3(d).

22. The term "tidal waters" means "those waters that rise and fall in a predictable and measurable rhythm or cycle due to the gravitational pulls of the moon and sun. Tidal waters end where the rise and fall of the water surface can no longer be practically measured in a predictable rhythm due to masking by hydrologic, wind, or other effects." 33 C.F.R. § 328.3(f).

23. The Corps, in administering Section 404 of the CWA, has determined that "most wetlands constitute a productive and valuable resource, the unnecessary alteration or destruction of which should be discouraged as contrary to the public interest." 33 C.F.R. § 320.4(b)(1). Wetlands that provide habitat, store storm and flood waters, purify waters, and maintain natural drainage characteristics are considered to perform functions important to the public interest. 33 C.F.R. § 320.4(b)(2). The U.S. Environmental Protection Agency ("EPA") identifies wetlands as "special aquatic sites" that "are generally recognized as significantly influencing or positively contributing to the general overall environmental health or vitality of the entire ecosystem of a region." 40 C.F.R. § 230.3(q-1).

24. In reviewing a Section 404 application, the Corps must follow rules developed by EPA under Section 404(b) of the CWA, 33 U.S.C. § 1344(b), which are known as the "404(b)(1) Guidelines." 33 C.F.R. § 320.4(a). The 404(b)(1) Guidelines are codified at 40 C.F.R. Part 230. The Corps is prohibited from issuing any permit if:

> (i) There is a practicable alternative to the proposed discharge that would have less adverse effect on the aquatic ecosystem, so long as such alternative does not have other significant adverse environmental consequences; or
> (ii) The proposed discharge will result in significant degradation of the aquatic ecosystem ... ; or
> (iii) The proposed discharge does not include all appropriate and practicable measures to minimize potential harm to the aquatic ecosystem; or
> (iv) There does not exist sufficient information to make a reasonable judgment as to whether the proposed discharge will comply with these Guidelines.

40 C.F.R. § 230.12(a)(3).

25. Where a discharge is proposed for a wetland or other special aquatic site, all practicable alternatives to the proposed discharge that do not involve a discharge to the wetland "are presumed to have less adverse impact on the aquatic ecosystem, unless clearly demonstrated otherwise." 40 C.F.R. § 230.10(a)(3).

26. In addition, if "the activity associated with a discharge to a [wetland] does not require access or proximity to or siting within [a wetland] (i.e., is not 'water-dependent'), practicable alternatives that do not involve [wetlands] are presumed to be available, unless clearly demonstrated otherwise." 40 C.F.R. § 230.10(a)(3).

27. Thus, an applicant for a discharge to a wetland connected with a non-water-dependent activity must clearly demonstrate, and the Corps must independently verify, that there is no practicable alternative to the discharge or that any practicable alternative would have greater environmental impacts.

28. An alternative to discharge to a wetland "is practicable if it is available and capable of being done after taking into consideration cost, existing technology, and logistics in light of overall project purposes." 40 C.F.R. § 230.10(a)(2).

Administrative Procedure Act

29. The Administrative Procedure Act, 5 U.S.C. §§ 701-06, provides that "[a] person suffering legal wrong because of agency action, or adversely affected or aggrieved by agency action within the meaning of a relevant statute, is entitled to judicial review thereof." 5 U.S.C. § 702.

30. The Corps is a federal agency subject to the APA.

31. The APA provides that a court shall set aside agency "findings, conclusions, and actions" that are "arbitrary, capricious, or an abuse of discretion of otherwise not in accordance with law." 5 U.S.C. § 706(2)(A).

32. The reviewing court must carefully "consider whether the decision was based on a consideration of the relevant factors and whether there has been a clear error in judgment." *Citizens to Preserve Overton Park, Inc. v. Volpe,* 401 U.S. 402 (1971).

FACTS

33. Defendants Gearon and Fisher are, upon information and belief, the co-owners of property referred to as Lot 21 in Subdivision No. 1, Sea Island, Georgia. Lot 21 is a vacant lot that was created, upon information and belief, from the division of a single parcel into two lots.

34. Lot 21 is adjacent to that property known as Cottage 179, Subdivision No. 1, Sea Island, Georgia. Upon information and belief, Defendant Gearon owns the property on which Cottage 179 is situated and occasionally resides there.

35. Defendant Gearon proposes a swimming pool addition at Cottage 179, the construction of which will involve the filling and destruction tidal or tidally-influenced wetlands, stream buffer and salt marsh.

36. In addition, Defendants Gearon and Fisher propose to construct a residence and swimming pool on Lot 21, which construction activities will involve the filling and destruction of tidal or tidally-influenced wetlands, stream buffer and salt marsh.

37. The ecology of the project site consists of freshwater wetlands in the higher landward areas that transition into brackish systems with mixed freshwater and saltwater vegetation, and finally, saltwater marsh. The National Wetland Inventory Map shows the wetlands on the properties as "Estuarine, Intertidal, Persistent Emergent, Irregularly Flooded" wetlands.

38. The site area includes a small canal that begins almost immediately north of Cottage 179/Lot 21 and then continues north for several hundred feet before ending into the marsh. Upon information and belief, the canal was created by dredging salt marsh so that small boats could access the deeper marsh at lower elevations. Excavated material from creating the canal was side cast and forms an upland berm with the canal on the east side and saltwater marsh on the west side. At several points along the berm there are connector ditches that connect the canal to tidal waters.

39. Defendants Gearon and Fisher sought authorization for proposed wetland-filling activities by applying to Defendants for issuance of Certificates of Compliance under Nationwide Permit 18 ("NWP 18"), even though the construction of swimming pools for private residences is not a water-dependent activity appropriate for issuance of a nationwide permit.

40. The site plans submitted in support of said application failed accurately to reflect actual site conditions. Among other deficiencies, the plans vastly underestimated the location and extent of wetlands in the project area; failed to demonstrate the hydraulic connectivity

between the freshwater wetlands and area tides; and failed to demonstrate the existence of salt marsh that would be filled under the plans.

41. Notwithstanding the above deficiencies, and without conducting a proper field reconnaissance that would have revealed them, the Savannah District of Defendant U.S. Army Corps of Engineers issued Defendants Gearon and Fisher Certificates of Compliance with Nationwide Permit 18 on March 9, 2006. (File Nos. 200600273 and 200600273).

42. On March 21, 2006 and March 30, 2006, Plaintiffs' agents conducted an independent filed investigation that revealed the deficiencies noted herein. On April 7, 2006, Plaintiffs wrote a letter advising Defendants of the deficiencies and enclosing a series of photographs documenting the wetland area and salt marsh. Plaintiffs further notified Defendants that construction of the two swimming pools would destroy a high quality freshwater wetland and fill the headwaters of a tidal saltwater marsh in contravention of Section 404 of the Clean Water Act. Plaintiff requested that Defendants field check the delineation ostensibly conducted by the applicant and evaluate the utilization of a Nationwide Permit for a private, residential non-water dependent activity.

43. On May 19, 2006, having received no response from Defendants to the April 7, 2006 correspondence, Plaintiffs sent Defendants another letter regarding the unauthorized construction activities proposed for Cottage 179 and Lot 21. The letter described additional field investigations conducted by Plaintiffs' consultants on April 12, 2006. Among other things, Plaintiffs reported field measurements showing that tidal fluctuations in the canal and attendant wetlands were occurring, thus confirming their status as "tidal waters." Based on this and other information, Plaintiffs requested that Defendants revoke issuance of any permit or Certificate of

Compliance authorizing the wetland-filling activities proposed by Defendants Gearon and Fisher.

44. Plaintiffs' May 19, 2006 letter further reported that the canal and upslope drainway met the criteria for a stream buffer under the Georgia Erosion and Sediment Act, such that any land disturbance activities within the buffer would require a stream buffer variance from the Georgia Environmental Protection Division. Inasmuch as Defendants' issuance of the Certificates of Compliance with NWP 18 had been predicated upon the applicant's compliance with all relevant Federal and State law, and applicants had neither sought nor obtained such a variance, there existed an independent basis for Defendants to revoke issuance of the Certificates of Compliance.

45. On May 25, 2006, Defendants responded to Plaintiffs April 7, 2006 and May 19, 2006 letters. Defendants reported a site visit by project manager Mark Padgett on March 27, 2006. While acknowledging a connection between wetlands located on the project site and ditch "that eventually flows into high salt marsh," Defendants reported that vegetation on the site was indicative of a non-tidal freshwater wetland, and that they had found no evidence indicating that the wetlands were tidally influenced. Nevertheless, Defendants indicated that they would "ask the applicants to measure the tidal range, if any exists, on the property boundary during the next spring tide."

46. In addition, in response to the information provided by Plaintiffs regarding the stream buffer, Defendants stated that the applicants' uses of NWP 18 would be "valid only if they obtain stream buffer variances, if required, for their respective projects/properties."

47. Defendants proceeded to hire Sligh Environmental Consultants, Inc. ("Sligh"), to conduct "additional studies to determine if the subject wetland is indeed tidal." Sligh performed

its analysis on May 26, 2006 and reported that the "water levels in the subject wetland were not subject to any tidal fluctuations, and in fact only depict a steady decline in elevation during the study period." Sligh attributed the decline in elevation to "evaporation and transpiration from surrounding large trees and other vegetation."

48. Sligh's analysis was not conducted during the "next spring tide," as promised by Defendants. "Spring tide," is a term of art that refers generally to the periods each year of highest tidal fluctuation. It does not necessarily connote tidal fluctuations during the spring months. The "next spring tide," as Defendants used that term, will not occur until October 2006.

49. Sligh further opined that the project would not require a buffer variance due to the alleged absence of "wrested vegetation."

50. On July 19, 2006, Defendants informed Plaintiffs of their conclusion that Sligh's "method of data collection was appropriate and the conclusion that the wetland is not tidal is well supported." On this basis, Defendants reported that "the verifications issued for the use of NWP 18 were appropriate and will not be revoked."

51. Plaintiffs have collected additional information, over a period of several months, supporting their contention that the wetlands on the project site are indeed tidal or tidally influenced, including a three minute and thirty-five second video clip. In addition, Plaintiffs have documented the presence of several species of marine life on the project site of a type that require the higher salinity levels indicative of tidally influenced salt marsh. Plaintiffs also collected salinity samples from brackish pools immediately adjacent to, and connected with, a similar pool of water on the project site, which showed that the water was of a salinity level that would indicate tidal influence. Plaintiffs provided Defendant with these findings on August 15, 2006, and requested a site meeting at which these results could be reviewed and discussed.

52. On August 16, 2006, Plaintiffs provided Defendants with additional evidence, including reports by a wetlands biologist and former Section 404 Compliance Officer and by a professional geologist, confirming that the site was indeed tidally influenced. Among other things, Plaintiffs presented measurements taken at true high tides that demonstrated significant tidal movement in the entire area, and in particular in the tidal pool (designated as pool #1 by Plaintiffs) subject to the NWP. Finally, Plaintiffs presented anecdotal evidence that pool #1, over a period of five years, experienced fluctuations in water level that corresponded with changes of the tide.

53. On August 22, 2006, Defendants responded to the additional evidence presented by Plaintiffs. For the first time, Defendants acknowledged that "tidal flow did enter the wetland in question" (specifically on August 13, 2006). However, Defendants dismissed this evidence of tidal influence as "most likely" due to an alleged "significant rainfall event" of 1.64 inches that was recorded on St. Simon's Island on August 12, 2006 "in concert with a tide of approximately 8 feet on August 13, 2006."

54. Upon information and belief, no such "significant" rain event occurred on Sea Island on August 12th or August 13th, 2006. Moreover, even if a rain event of such size did occur on Sea Island on those dates, it would not be capable of producing the tidal influence recorded by Plaintiffs or, alternatively, is an example of tidal influence within the meaning of the relevant regulations. Finally, Plaintiffs collected their evidence prior to the onset of any rain event.

55. In addition, Defendants failed to address the results of salinity tests conducted by Plaintiffs, as well as other data collected by Plaintiffs in May 2006 during another period of high tide, both of which sets of data predated the alleged "significant" rainfall event of August 12, 2006.

56. Despite being notified of the above deficiencies in their analyses, Defendants declined Plaintiffs' request for a site visit and refused again to revoke issuance of the Permits pending further review and analysis.

57. On August 23, 2006, Defendants Gearon and Fisher began filling the wetlands on the project site.

58. Plaintiffs have presented Defendants with a several-month record of evidence of tidal influence in the wetlands in question. Defendants have rejected that evidence in its totality based upon a single recent rainfall event. Their decision to reaffirm the NWPs on this basis was arbitrary and capricious and/or an abuse of discretion.

CLAIMS FOR RELIEF

Count I
(Illegal Authorization to Fill Tidally Influenced Wetlands)

59. Plaintiffs repeat the allegations of paragraphs 1-49 as if set forth in full.

60. Plaintiffs have confirmed tidal fluctuations in the canal and wetlands at the project site.

61. Under the regulations applicable to nationwide permits, regional offices of the U.S. Corps of Engineers are authorized to place region-specific "conditions" on such permits.

62. The Savannah regional office of the Corps, which office has jurisdiction over the wetlands discussed herein, has applied Condition #30 to NWP 18 that specifically prohibits the utilization of NWP 18 in tidal or tidally influenced waters.

63. Because the canal and its associated wetlands are "tidal waters" within the meaning of Condition #30, the issuance of NWP 18 for the construction activities proposed at Cottage 179 and Lot 21 was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law.

Count II
(Illegal Authorization Non-Water Dependent Activities)

64. Plaintiffs repeat the allegations of paragraphs 1-54 as if set forth in full.

65. Under federal regulations and guidelines applicable to the issuance of nationwide permits, a nationwide permit is not appropriate where the proposed activity is not considered "water-dependent."

66. The construction of private, residential swimming pools is not a water-dependent activity.

67. As a result, Defendants issuance of Certificates of Compliance under NWP 18 for the construction of swimming pools was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law.

Count III
(Failure to Consider Less Destructive Alternatives Pursuant to Clean Water Act Section 404)

68. Plaintiffs repeat the allegations of paragraphs 1-58 as if set forth in full.

69. The 404(b)(1) Guidelines provide that there may be "no discharge" into jurisdictional "waters of the United States" where there is a "practicable alternative to the proposed discharge that would have less adverse effect on the aquatic ecosystem, so long as such alternative does not have other significant adverse environmental consequences." 40 C.F.R. § 230.10(a); 40 C.F.R. § 230.12(a)(3).

70. Because the construction of swimming pools does not require access or proximity to or siting within wetlands to fulfill their basic purpose, alternative sites "are presumed to be available, unless clearly demonstrated otherwise." 40 C.F.R. § 230.10(a)(3).

71. Because the proposed discharge is into wetlands, the available alternatives "are presumed to have less adverse impact on the aquatic ecosystem, unless clearly demonstrated otherwise." *Id.*

72. The Corps, in this case, failed to consider practicable alternatives to the permitted action.

73. The Corps failed to require Defendants Gearon and Fisher to "clearly demonstrate," and failed to independently verify, that alternatives that avoid or reduce wetland impacts are not available and that the preferred alternative will have less adverse impact on the aquatic ecosystem than available alternatives.

74. The Corps' actions in issuing the Certificates of Compliance where practicable alternatives that would avoid wetland impacts were available and economically viable and in not analyzing a full range of reasonable and practicable alternatives violated Section 404 of the Clean Water Act and its implementing regulations, including the 404(b)(1) Guidelines, were arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law.

PRAYER FOR RELIEF

Wherefore, Plaintiffs respectfully request that the Court grant the following relief:

1. Enter a declaratory judgment stating that Department of the Army Certificates of Compliance Nos. 200600271 and 200600273 (the "Permits"), issued March 9, 2006, by the Savannah District of the Army Corps of Engineers (the "Corps") to Mary Gearon and Robert Fisher, were unlawfully issued, in violation of the CWA;

2. Issue an injunction prohibiting Defendants Gearon and Fisher from discharging any dredged or fill material into any wetlands on Lot 21 and Cottage 179 until a valid permit is issued;

3. Issue an injunction requiring Defendants Gearon and Fisher to restore the site to its pre-existing (i.e., pre-discharge) condition;

4. Issue an injunction requiring the Corps to revoke the Permits and remand the same to the Corps for further action consistent with the Court's rulings;

5. Issue an injunction requiring the Corps to fully consider all reasonable and practicable alternatives to the filling of wetlands by Defendants Gearon and Fisher, and fully analyze site conditions, before issuing a new permit for any such activity;

6. Award Plaintiffs all costs and expenses of this action; and

7. Award such additional relief as to the Court appears proper.

This 24th day of August, 2006.

STACK & ASSOCIATES, P.C.

Donald D.J. Stack
Georgia Bar No. 673735

Counsel for Plaintiffs

260 Peachtree Street, NW
Suite 1200
Atlanta, Georgia 30303
(404) 525-9205
(404) 522-0275 (facsimile)

EXHIBIT 1

THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
BRUNSWICK DIVISION

ALTAMAHA RIVERKEEPER, INC., and JANE FRASER FULCHER;	)
Plaintiffs,	)
v.	) Case No. ________
U.S. ARMY CORPS OF ENGINEERS; LT. GENERAL CARL A. STROCK, U.S. Army Corps of Engineers; COLONEL MARK S. HELD, U.S. Army Corps of Engineers, Savannah District; MARY GEARON; and ROBERT FISHER,	)
Defendants.	)

CERTIFICATE OF INTERESTED PERSONS

(1) The undersigned Counsel of Record for Plaintiffs certifies that the following is a full and complete list of all parties in this action:

Altamaha Riverkeeper, Inc.

Jane Fraser Fulcher

United States Army Corps of Engineers

Lt. General Carl A. Strock, Commander, U.S. Army Corps of Engineers

Colonel Mark S. Held, U.S. Army Corps of Engineers, Savannah District

Mary Gearon

Robert Fisher

(2) The undersigned further certify that the following is a full and complete list of all other persons, associations of persons, firms, partnerships, or corporations (including those related to a party as a subsidiary, conglomerate, affiliate, or parent corporation) having either a

financial interest in or other interest which could be substantially affected by the outcome of this particular case:

The Bishop Law Firm

Stack & Associates, P.C.

(3) The undersigned further certify that the following is a full and complete list of all persons serving as attorneys for the parties in this proceeding:

Attorneys for Plaintiff:	Donald D. J. Stack STACK & ASSOCIATES, P.C. 260 Peachtree Street, N.W. Suite 1200 Atlanta, Georgia 30303 (404) 525-9205
Attorney for Defendants Gearon and Fisher:	James A. Bishop The Bishop Law Firm 777 Gloucester Street Suite 404 Brunswick, Georgia 31521-1396
Attorney for Defendants U.S. Army Corps of Engineers, Lt. General Carl A. Strock, and Colonel Mark S. Held:	Danial E. Bennett Assistant United States Attorney Southern District of Georgia 100 Bull Street Savannah, GA 31412

Submitted this 24th day of August, 2006.

STACK & ASSOCIATES, P.C.

Donald D.J. Stack, Ga. Bar No. 673735

Exhibit D


ALTAMAHA RIVERKEEPER

Working to protect the habitat, water quality, and flow of the mighty Altamaha from its headwaters in the Ocmulgee, Oconee, and Ohopee Rivers to its terminus at the Atlantic coastal estuary

July 2013 E-Newsletter

- An Opportunity to Protect Your Local Waterway
- Altamaha Riverkeeper Certified in Erosion and Sediment Control Inspection
- Letters of Permission (LOPs) Could Mean Trouble
- Waterkeeper Alliance Launches 2013 Swim Guide Website and Mobile App
- Proposed Development on Village Creek Landing Changes Access
- Rayonier Draft Permit Expected Soon
- Clam Jam 2013
- Thanks to ARK Supporters

Mark Your Calendar for Upcoming Events:

- June 30 : Paddle on the Oconee and Meet the Riverkeeper party at Big Dogs on the River in Athens - music by Shonna Tucker & Eye Candy
- July 10 : Adopt-A-Stream workshop in Macon
- July 25-27 Waterkeeper Alliance's International Swimmable Action Days
- September : Paddle on the Oconee near Dublin
- November 9 : Clam Jam at Pine Marsh Farm in Brunswick
- November 16 : Hidden Gem paddle in McIntosh County

Contact ARK for more information.

An Opportunity to Protect Your Local Waterway

To provide citizens with the knowledge and tools to monitor and document local water quality, ARK is teaching an Adopt-A-Stream chemical water monitoring workshop in Macon. The workshop, in partnership with Georgia Canoe Association, is being held at Amerson Water Works Park on Wednesday, July 10 from 11a.m.- 4p.m.


I WANT YOU

If you are interested in learning how to monitor water quality in the Ocmulgee, please contact: Robby at: rob@altamahariverkeeper.org and stay tuned for more workshops throughout the watershed.

Altamaha Riverkeeper Certified in Erosion and Sedimentation Inspection

The Environmental Protection Agency lists sediment as the most common pollutant in rivers, streams, lakes, and reservoirs, and the most concentrated sediment releases come from construction activities. As the economy picks up, development will surely take off creating more construction and development projects in the Altamaha watershed.

Altamaha Riverkeeper, Robby Arrington, recently completed the Erosion and Sedimentation Level 1B Certification requirements. The training equips him with up to date regulatory requirements for construction and development projects and allows him to communicate clearly with regulatory authorities.
Facts about sediment:

- Sediment is the loose sand, clay, silt, and other soil particles that cloud water and settle on the bottom of rivers. Sediment comes from soil erosion or from the decomposition of plants and animals. 70% of sediment is caused from man-made land disturbing activities and 30% is from natural processes.
- Sediment from construction, farming, and timber harvesting can be deposited into storm drains and catch basins increasing flooding with even modest rain events.
- Water polluted with sediment becomes cloudy. It prevents fish and animals from seeing food, prevents natural vegetation from growing in our rivers, and disrupts the natural food chain by destroying habitat where the smallest organisms live causing massive declines in fish populations. Sediment can clog fish gills, reduce resistance to disease, lower growth rates, and negatively affect fish egg development.

Sediment increases the cost of treating drinking water and can create taste and odor issues. Sediment in rivers alters the flow of the river and reduces holding capacity making domestic use, navigation, and recreational use more difficult and dangerous.

Letters of Permission (LOP) Could Mean Trouble



In April, Altamaha Riverkeeper, working with Glynn Environmental Coalition, discovered a Letter of Permission (LOP) from the Department of Natural Resources (DNR) authorizing the removal of sea turtle nests to erect tents on the beach for a wedding reception on Sea Island. ARK quickly notified federal sea turtle authorities and discovered the DNR did not have the authority to authorize such an action. Once notified, the DNR eliminated the language that allowed the sea turtle nest removal.

During the 2012-2013 Georgia legislative session, House Bill 402 (HB402) passed giving DNR the authority to issue LOPs curtailing and avoiding the Shoreline Protection Act and Coastal Marshland Protection Act permitting and public comment requirements. LOPs mean "written authorization…to conduct a proposed activity…provided such activity…involves the construction and removal of a project or other temporary activity that concludes within six months… " The bill says "no permit shall be required for any activity conducted pursuant to a LOP." Only a 15 day public notice period is required.

ARK continues to monitor LOPs to insure coastal construction activities receive adequate regulatory review.

Waterkeeper Alliance Launches New Swim Guide Website and Mobile App


WATERKEEPER
SWIM
Guide

On July 25-27 join citizens across the country and take a swim to support clean water. Take a photo swimming at your favorite spot and post to social media and send to rob@altamahariverkeeper.org.

For millions of beachgoers, swimmers, and surfers finding that perfect stretch of sand and water has just become a lot easier with the new Swim Guide, a free smartphone app (available at App Store, Google Play, or www.theswimguide.org)

Provided by member groups, like ARK, within Waterkeeper Alliance, a network of 207 water protection groups worldwide, the

Swim Guide helps locate the closest, cleanest beach, gives directions, shows photos, and advises if the water is safe for swimming.The Swim Guide also allows the user to share the adventure with their friends and family on social networks.

The Swim Guide utilizes water quality monitoring data from government authorities to determine the water quality at nearly
5000 beaches. The app also includes descriptions and photographs of beaches and employs a tool for citizens to report pollution problems from their smartphones or through the website.

Proposed Development on Village Creek



A new development proposed for the property adjacent Village Creek Landing on St. Simons is envisioned by its developers as an environmentally sensitive residential development, guest inn, general store, bike path, walking trail, and restaurant.

There is a long standing disagreement between P&M Cedar Products and Glynn County about ownership of parts of the dyke and adjacent upland.To resolve these ownership issues, both sides are negotiating terms of a land transfer and exchange agreement.

P&M's new plan proposes the construction of a nature viewing pavilion and two handicapped parking spaces in the existing truck and trailer parking area.The proposed agreement would, among other things, replace P&M's long term lease with Glynn County for the public parking area next to the boat ramp. A new county owned parking lot would be built for boat ramp users, 1500 feet further away, on property deeded to the County by P&M. The developers envision creating a golf cart shuttle system to serve the boat ramp.

ARK and its counsel have met repeatedly with the developers to obtain information and to express our concerns about the development's impact on water quality and public use of the boat ramp for fishing and boating. As a result of those initial meetings, P&M revised its original plan and moved the proposed restaurant away from the most environmentally sensitive area.

The developers plan to request a rezoning from the current R-6 zoning to a Planned Unit Development (PUD) in August. ARK encourages island residents and users of the Village Creek ramp to attend the Islands Planning Commission meeting and express any concerns.



Rayonier Draft Permit Expected Soon

The Georgia Environmental Protection Division (EPD) is currently drafting a new discharge permit for the Altamaha's biggest polluter, Rayonier Performance Fibers, near Jesup. EPD expects to release the draft permit for public review in late summer or early fall. Once the permit is released, Rayonier is required to post a 30-day notice in newspapers stating where to obtain the draft permit and how to provide comments. Based on strong public interest in the permit, EPD is expected to set a public hearing to receive additional comments. After receiving public comments, EPD will issue the final permit.

ARK has enlisted pulp mill experts, biologists, water quality experts, and attorneys to provide EPD with information to strengthen the permit and include permit limits for toxins in the discharge that have not been included in past permits. The existing permit does not require the company to clean up its discharge to modern waste water standards. Meanwhile the Altamaha, its inhabitants, and users are suffering and paying the price of polluted water while Rayonier's profits continue to soar.

The current permit allows Rayonier to discharge over 55 million gallons daily of highly colored, foul smelling, chemical laden wastewater into the Altamaha River. The discharge degrades water quality downstream from the plant for miles as the Altamaha flows to the Atlantic. In addition to industrial chemicals, the wastewater includes natural constituents of wood, like lignins, that are toxic to river life when transformed by the manufacturing process. Additional by-products of the bleaching process add sulphur, salts, and organic chlorinated compounds like dioxins and phenols.

ARK staff attended Rayonier's stockholder meeting on May 16 to become familiar with policies and procedures. We were the only non-company stockholders present for the meeting. Just before the meeting began, company officials pulled us out and asked for our "stockholder credentials" which thanks to a generous gift of stock from an ARK member, we were able to produce.

The meeting provided us with the opportunity to experience how the meetings are run and to ask a question, "Had Rayonier board members visited the plant and seen firsthand what the company was discharging into the Altamaha?" Our presence was noted by Rayonier staff and board members and we believe the meeting will provide additional opportunities for future communication about their ongoing pollution of the Altamaha.

Please Take Action to Clean Up Rayonier's Discharge:

- View the Rayonier videos on ARK's website and share via social media and friends
- Write letters to the editor urging EPD to include strict permit limits for pollutants in the new permit
- Contact EPD, Rayonier, and elected officials and demand that Rayonier clean up their discharge and quit using the world class Altamaha River as their own private toilet. The river is ours as citizens of Georgia, not Rayonier's industrial trashcan.

Jud Turner, Director
Environmental Protection Division
Georgia Department of Natural Resources
2 Martin Luther King Jr. Drive
Suite 1152, East Tower
Atlanta, GA 30334
Call EPD at 1-888-373-5947 (toll-free in Georgia) or 404-657-5947 (in the Atlanta area)

Clam Jam, ARK's Annual Event to Celebrate our Coastal Culture is November 9



Clam Jam 2013 is being held at Pine Marsh Farm at the home of Dr. Neal and Ginger Boswell next to the beautiful Marshes of Glynn in Brunswick.

Clam Jam features an alfresco party serving the best of coastal cuisine, the freshest oysters, clams, and shrimp and melt-in-your-mouth Boston butts, smoked to perfection with pecan wood for 8 hours, by Dr. Boswell himself.

The event includes a fun raising auction of gifts and adventures and we are asking for contributions of special and unique items such as art, crafts, coastal adventures, dinner parties, nature excursions, or a stay at your special get away. Please let us know if you are willing to contribute an item to help raise funds for ARK's work by emailing cor@altamahariverkeeper.org.

This year's event features music from Jazz Great and Super Sax Man, Michael Hulett. Michael is known regionally and nationally, having played with entertainers such as Cab Calloway, The Four Tops, The Savannah Jazz All – Stars, and the Savannah and Statesboro Symphonies. Hear more at: http://www.michaelhulett.com/#!video/c1010



Please Become a Clam Jam Sponsor and Help Protect Our Coastal Treasures

Sponsors will be recognized at the event, in the auction program, and on the ARK website, Facebook, and newsletter, and receive the following benefits:

Watershed: $2,500: Attendance for 16, a one page ad in the Clam Jam program, and an autographed copy of James Holland's book, *Altamaha - A River and Its Keeper*

- Estuary: $1,000: Attendance for eight, one page ad in the Clam Jam program
- River: $500: Attendance for four and ½ page ad in the Clam Jam program
- Clean Water: $250: Attendance for two and ¼ page ad in the Clam Jam program
- Tidal Creek: $150: Attendance for one and a listing in the program

Let's share a wonderful evening. Please plan to attend the event and bring your friends.
Clam Jam admission is $100 per person

A Special Time in South Georgia

As part of Clam Jam, our host, Dr. Neal Boswell, invites you to a garden tour during one of the best times in his garden.
"The sugar cane is sweet and the citrus is ripening. We have lemons/limes, several varieties of grapefruit, pink and white, and several varieties of oranges- including Satsuma's limequats-kumquats. You can see our first-time sour orange rootstock grown in our nursery in which we grafted 13 different kinds of citrus; it has fruit on 5 of the 11 different varieties that grafted successfully. This is the time of the year when my fall garden is coming into its own— with greens, cabbage, broccoli, cauliflower, Brussels sprouts, lettuces, endives, radicchio, chicories, leeks, and so much more."



Help Keep the Altamaha Healthy for Fishing, Swimming, and

Drinking

Our work depends on your contributions to stop pollution in Georgia's largest watershed. Please make a donation today and give generously to support our work.



Gifts to ARK can be made in memory of a loved one or in honor of your friends and family. Nothing says you care more than a gift that protects the Altamaha watershed. Please become a member or make a donation online on our website at www.altamahariverkeeper.org. You may pay with a credit card, give a gift of stock, or mail a check to Altamaha Riverkeeper, P.O.Box 2642, Darien, Ga, 31305.

Thank you! Your Gifts, of Every Size, Make ARK's Work Possible to:

- Respond to citizen complaints
- Investigate pollution
- Conduct watershed monitoring
- Teach Adopt-A-Stream workshops for volunteer water quality sampling
- Create a strong base of watershed volunteers
- Clean up Rayonier's discharge into the Altamaha

Promote Environmental Stewardship Through Recreation, Education, and Events
Such as:



Teaching watershed connectedness and water sampling to Ms. Klahn's 7th grade science students at Glynn Middle School









Sponsoring paddles on Three Dolphin Creek in Brunswick and the Darien River



Sharing ARK's work with teachers at Gray's Reef "Rivers to Reefs" workshop on the Altamaha Sound

Cleaning pounds of trash from the banks of the Altamaha with Jason DuPont of Off Grid Expeditions



Thanks to:

- David Moore at Southwings and pilot, Roy Zimmer, for ARK's flight over the Altamaha and coast
- Pilot, Frank Lea, for ARK's flight over the Glynn County marshes and Altamaha watershed
- Zack Gowen, owner of Locos Grill and Pub, on Saint Simons for hosting a great Meet the Riverkeeper party on February 5
- SE Adventure Outfitters for hosting a great a paddle on the beautiful Marshes of Glynn, Saturday on March 9
- Brian and Amy Adams, Dick Creswell, George and Margaret Carswell, Andrea Tice, Tim Obelgoner, and Vic Stanley for a great Meet the Riverkeeper party at Hummingbird Stage and Taproom in Macon on March 21
- Lane Chalfant, Charlie Phillips, and Melissa Kriest for hosting the House Party in Atlanta on March 23
- Participants at ARK's Adopt-A-Stream Chemical Sampling Workshop in Brunswick on April 3
- Ramsey Merrill, owner of Crab Trap Restaurant on St Simons for hosting a Meet the Riverkeeper Party on Earth Day
- Ms. Klahn at Glynn Middle School for inviting ARK to spend a day with her 7th grade science students
- Danny Grissette with Altamaha Coastal Tours for a wonderful ARK paddle on the Darien River on May 11th
- Jason DuPont and Clay Kicklighter from Off Grid Expeditions for countless river clean ups and disaster aid around the country
- Terry Stephens owner of Big Dog's on the River in Athens
- Sheryl Schooley
- Volunteers: Ellie Legg, Tommy Kappler, Kathrine Kappler, Doris Cohrs, John Allen, Joy Biddar, Mike Maton, Jessica Boone, and Marion Fraiser

We have so many people to be thankful for. Please forgive any omissions.

Thanks to our Supporters

Making Contributions in Honor of

Cecil Hudson by Don & Karen Stewart,
Charlie Cox by Randy Aderhold
Deborah Sheppard by Paul & Rene Kane
Deborah Sheppard by Tina & Walton Harris
James Holland by Sea Island Gardening Group
Jimmie Ann Abner by Pierre Howard
Robby Arrington & James Holland by Jane & Joe Fulcher
Robby Arrington by Kay Giese & David Sweat
Royce Hayes & Robert Coram by Richard Belcher
Tom Clements by Cathy Bradshaw

And in Memory of

Anne P. Church by Ed & Sue Speir
Bill Donahoo by Lillian Jenkins
Cuyler Findlay by Gayle Findlay
Dorothy Hooks by Lynne Bayens
Dr. Donald Dawe by Diana Jeffreys
Dr. Donald Dawe by Jerry & Particia Adams
Dr. George A. Rogers by John & Elizabeth Bozeman
Ed Jordan by Lucy & Edgar Shaw
Frankie by Guy Clark
Jane Jacobs by Russell Jacobs
Lana & Leah Meadows by Wendell & Jeanie Meadows
Larry Libby by James & Tina Whittle, Gene & Yvonne Whittle & Rich and Patty Ward
Mary Baker Rice by Ernest & Virginia Stafford
Mrs. Rosetta Cobb Ivey by Lillian Jenkins
Mrs. Velma Smith by Stan & Maryann Smith
Nell & Andrew Ryfun by Elizabeth & John Bozeman
Ogden Doremus by Dr. Nancy Norton
Rob Moorman by Ross & Lisa Moorman

Virginia O'Quinn by Monica O'Quinn & Ronnie Hall
William Jarvis Ellis, Jr. by Tilda Balsley

Please Support

Altamaha
RIVERKEEPER®

WATERKEEPER ALLIANCE MEMBER

Altamaha Riverkeeper P.O.B. 2642 Darien, GA 31305 912-437-8164

Make a contribution today at www.altamahariverkeeper.org and please like us on ARK's Facebook.

Please Join us

Celebrate the Oconee River

Kayak the Middle Oconee River and join Altamaha Riverkeeper for a Meet the Riverkeeper event featuring music by Shonna Tucker and Eye Candy With Shonna Tucker and John Neff, formerly of Drive-By Truckers



Sunday, June 30th
@ Bigs Dogs on the River

2525 Atlanta Highway, Athens
Noon-Paddle
2:30pm-Meet the Riverkeeper

Join ARK for a paddle on the Middle Oconee with local Outfitter Big Dogs on the River
$25 includes kayak, shuttle, party, and music
After the paddle join ARK for music, food, fun, and conversation with fellow river enthusiasts
$10 for party only

Please RSVP: cor@altamahariverkeeper.org
or 912.437.8164
Details: www.altamahariverkeeper.org

Altamaha Riverkeeper
PO Box 2642
Darien, Georgia 31305
US

Exhibit E

Joe and Jane Fraser Fulcher
[redacted]

May 12, 2008

Mr. Lee Thomas
President and CEO
Rayonier, Inc.
50 North Laurel Street
Jacksonville, FL 32202

Dear Mr. Thomas,

It's been a whole year since we last wrote you with our concerns about the Rayonier plant near us in Jesup.

The ugly colored discharge into the river we were distressed about has not improved and even appears to have worsened. In fact, footage of it now appears on a site on YouTube, hardly a place that shareholders can be proud of as we head into the annual meeting.

Those who run the local plant appear not to have gotten on top of this problem.

We feel certain that you don't want to "foul the nest" in which your employees and neighbors live and would appreciate any help you can give us as citizens who love and enjoy this mighty river. We look forward to hearing from you – this year with some good news.

Sincerely yours,

Joe and Jane Fraser Fulcher
[redacted]

Copy to AGB

APR 27 2007

April 26, 2007

Mr. Lee Thomas
President and CEO
Rayonier, Inc.
50 North Laurel Street
Jacksonville, FL 32202

Dear Mr. Thomas,

My husband and I are shareholders of Rayonier and have been for some time. Like many of your shareholders, we are delighted with the return on equity!

However, today I am writing you about a concern I have. While visiting friends, we went out boating on the Altamaha River. Near the town of Jesup, we came upon a foul smelling and ugly colored discharge.

Imagine my chagrin upon finding out that this discharge was coming from none other than the Rayonier plant nearby.

I wonder if you are aware of this. I feel certain that it is an oversight of those who run the local plant and has not yet reached your attention. My father was one of the founders of NAPA Parts (GPC), and he taught me to always "go to the head man" if things weren't being handled correctly.

I feel certain that you don't want to "foul the nest" in which your employees and neighbors live. I would appreciate any help you can give us as citizens who love and enjoy this mighty river. We look forward to hearing from you.

Sincerely yours,

Joe and Jane Fraser Fulcher
[redacted]